Form 10-K, Exhibit 13
CARMIKE CINEMAS INC
filed 1995-03-30
CIK 799088

                                                                      EXHIBIT 13

                                                                          [LOGO]
                                                                 Carmike Cinemas

                                                  Report Of Independent Auditors


Board of Directors and Shareholders
Carmike Cinemas, Inc.

We have audited the accompanying consolidated balance sheets of Carmike Cinemas, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carmike Cinemas, Inc. and subsidiaries at December 31, 1994 and 1993 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note I to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.



                                                               Ernst & Young LLP


Columbus, Georgia
February 6, 1995

[LOGO]
Carmike Cinemas

Consolidated Balance Sheets

Carmike Cinemas, Inc. and Subsidiaries

(in thousands)


                                                                    December 31
                                                                 1994        1993
                                                               --------    --------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents . . . . . . . . . . . . . . . .    $ 17,872    $ 10,649
  Short-term investments  . . . . . . . . . . . . . . . . .       4,815      22,004
  Accounts and notes receivable . . . . . . . . . . . . . .       3,814       4,406
  Inventories . . . . . . . . . . . . . . . . . . . . . . .       1,939       1,563
  Prepaid expenses  . . . . . . . . . . . . . . . . . . . .       5,025       3,626
                                                               --------    --------
                                       TOTAL CURRENT ASSETS      33,465      42,248

OTHER ASSETS
  Investments in and advances to partnerships . . . . . . .       4,631       2,098
  Other . . . . . . . . . . . . . . . . . . . . . . . . . .       2,375       2,575
                                                               --------    --------
                                                                  7,006       4,673
PROPERTY AND EQUIPMENT--Notes B, C, D and F)
  Land  . . . . . . . . . . . . . . . . . . . . . . . . . .      31,835      26,717
  Buildings and improvements  . . . . . . . . . . . . . . .      88,500      76,866
  Leasehold improvements  . . . . . . . . . . . . . . . . .     107,155      86,095
  Leasehold interests . . . . . . . . . . . . . . . . . . .      42,581      36,624
  Equipment . . . . . . . . . . . . . . . . . . . . . . . .     111,780      90,775
                                                               --------    --------
                                                                381,851     317,077
  Accumulated depreciation and amortization . . . . . . . .     (87,880)    (67,527)
                                                               --------    --------
                                                                293,971     249,550


EXCESS OF PURCHASE PRICE OVER NET
  ASSETS OF BUSINESSES ACQUIRED . . . . . . . . . . . . . .      43,156      30,553
                                                               --------    --------
                                                               $377,598    $327,024
                                                               ========    ========

                                                                                     December 31
                                                                                  1994        1993
                                                                                --------    --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 23,478    $ 20,757
  Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11,327       8,265
  Current maturities of long-term debt, senior notes and
    capital lease obligations . . . . . . . . . . . . . . . . . . . . . . . .      9,352       8,207
                                                                                --------    --------
                                                    TOTAL CURRENT LIABILITIES     44,157      37,229

LONG-TERM DEBT, less current maturities--Note D . . . . . . . . . . . . . . .      3,495      35,376

SENIOR NOTES--Note E.                                                            118,182     125,000

CAPITAL LEASE OBLIGATIONS, less current maturities--Note F  . . . . . . . . .     19,245      17,441

CONVERTIBLE SUBORDINATED DEBT--Note B . . . . . . . . . . . . . . . . . . . .      3,051       2,819

DEFERRED INCOME TAXES--Note I . . . . . . . . . . . . . . . . . . . . . . . .     17,512      15,303

SHAREHOLDERS' EQUITY--Notes D, E, G, and H
  Class A Common Stock, $.03 par value, authorized 15,000,000 shares,
   issued 9,738,101 and 6,724,901 shares, respectively  . . . . . . . . . . .        292         201
  Class B Common Stock, $.03 par value, authorized 5,000,000 shares,
   issued and outstanding 1,420,700 shares  . . . . . . . . . . . . . . . . .         43          43
  Paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     99,763      39,621
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     71,858      54,905
  Treasury stock, -0- and 170,000 shares, respectively, of
   Class A Common Stock, at cost  . . . . . . . . . . . . . . . . . . . . . .        -0-        (914)
                                                                                --------    --------
                                                                                 171,956      93,856

                                                                                --------    --------
                                                                                $377,598    $327,024
                                                                                ========    ========

See notes to consolidated financial statements.

[LOGO]
Carmike Cinemas

Consolidated Statements of Income

Carmike Cinemas, Inc. and Subsidiaries

(in thousands, except for per share data)

                                                                                     Years Ended December 31,
                                                                                  1994        1993        1992
                                                                                --------    --------    --------
Revenues:
  Admissions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $232,134    $167,294    $119,408
  Concessions and other . . . . . . . . . . . . . . . . . . . . . . . . . . .     95,485      74,504      52,570
                                                                                --------    --------    --------
                                                                                 327,619     241,798     171,978

Costs and expenses:
  Film rentals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    114,689      83,635      58,671
  Concession costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12,241       9,406       7,815
  Other theatre operating costs . . . . . . . . . . . . . . . . . . . . . . .    127,826      93,737      68,718
  General and administrative  . . . . . . . . . . . . . . . . . . . . . . . .      5,092       4,710       3,897
  Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . .     22,544      16,255      11,134
                                                                                --------    --------    --------
                                                                                 282,392     207,743     150,235
                                                                                --------    --------    --------
                                                             OPERATING INCOME     45,227      34,055      21,743

Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17,028      14,282      11,623
                                    INCOME BEFORE INCOME TAXES AND CUMULATIVE
                              EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES     28,199      19,773      10,120
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     11,246       7,912       4,008
                                                                                --------    --------    --------
                                    INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
                                               IN ACCOUNTING FOR INCOME TAXES     16,953      11,861       6,112

Cumulative effect of change in accounting for income taxes -- Note I  . . . .        -0-         390         -0-
                                                                                --------    --------    --------
                                                                   NET INCOME   $ 16,953    $ 12,251    $  6,112
                                                                                ========    ========    ========

Weighted average common shares outstanding  . . . . . . . . . . . . . . . . .      8,477       7,917       7,672
                                                                                ========    ========    ========

Earnings per share:
  Income before cumulative effect of change in
    accounting for income taxes . . . . . . . . . . . . . . . . . . . . . . .   $   2.00    $   1.50    $   0.80
  Cumulative effect of change in
    accounting for income taxes . . . . . . . . . . . . . . . . . . . . . . .        -0-        0.05         -0-
                                                                                --------    --------    --------
                                                         NET INCOME PER SHARE   $   2.00    $   1.55    $   0.80
                                                                                ========    ========    ========

See notes to consolidated financial statements.

                                                                          [LOGO]
                                                                 Carmike Cinemas

                                           Consolidated Statements of Cash Flows

                                          Carmike Cinemas, Inc. and Subsidiaries
(in thousands)


                                                                                     Years Ended December 31
                                                                                  1994        1993        1992
                                                                                --------    --------    --------
OPERATING ACTIVITIES
  Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 16,953    $ 12,251    $  6,112
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization . . . . . . . . . . . . . . . . . . . . .     22,544      16,255      11,134
      Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . .      1,674         691         194
      Gain on sales of property and equipment . . . . . . . . . . . . . . . .       (122)       (932)       (388)
      Changes in operating assets and liabilities:
        Accounts and notes receivable . . . . . . . . . . . . . . . . . . . .        592        (909)      2,138
        Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (376)       (300)       (377)
        Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,399)       (911)        149
        Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . .      2,721       2,929       8,378
        Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .      3,597      (2,908)      1,965
                                                                                --------    --------    --------
                                    NET CASH PROVIDED BY OPERATING ACTIVITIES     46,184      26,166      29,305

INVESTING ACTIVITIES
  Purchases of property and equipment . . . . . . . . . . . . . . . . . . . .    (29,096)    (33,466)    (13,298)
  Purchases of assets from other theatre operators  . . . . . . . . . . . . .    (51,050)    (11,200)    (38,083)
  Acquisition of remaining interest in Westwynn Theatres, Inc.,
    net of cash acquired  . . . . . . . . . . . . . . . . . . . . . . . . . .        -0-      (8,774)        -0-)
  Proceeds from sales of property and equipment . . . . . . . . . . . . . . .        860       1,466       1,197
  Decrease (increase) in:
    Short-term investments  . . . . . . . . . . . . . . . . . . . . . . . . .     17,189      (3,506)       (829)
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                  (2,493)     (1,304)        (62)
                                                                               ---------    --------    --------
                                        NET CASH USED IN INVESTING ACTIVITIES    (64,590)    (56,784)    (51,075)

FINANCING ACTIVITIES
  Debt and other liabilities:
    Additional borrowings . . . . . . . . . . . . . . . . . . . . . . . . . .    110,950      29,275      30,844
    Repayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (146,468)     (5,656)     (2,199)
    Issuance of Class A Common Stock  . . . . . . . . . . . . . . . . . . . .
                                                                                  61,147         806         439
                                                                               ---------    --------    --------
                                    NET CASH PROVIDED BY FINANCING ACTIVITIES     25,629      24,425      29,084
                                                                               ---------    --------    --------

                             INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      7,223      (6,193)      7,314

Cash and cash equivalents at beginning of year  . . . . . . . . . . . . . . .     10,649      16,842       9,528
                                                                                --------    --------    --------
                                     CASH AND CASH EQUIVALENTS AT END OF YEAR   $ 17,872    $ 10,649    $ 16,842
                                                                                ========    ========    ========

See notes to consolidated financial statements.

[LOGO]
Carmike Cinemas

Consolidated Statements of Shareholders' Equity

Carmike Cinemas, Inc. and Subsidiaries

(in thousands)

                                                           Class A                 Class B
                                                         Common Stock           Common Stock
                                                     ------------------      -----------------
                                                     Shares      Amount      Shares     Amount
                                                     ------      ------      ------     ------
                      BALANCES AT DECEMBER 31, 1991   6,575        $197       1,421        $43

Issuance of Class A Common Stock on
  exercise of stock options . . . . . . . . . . . .      55           2         -0-        -0-
Issuance of Class A Common Stock under
  employee stock bonus plan . . . . . . . . . . . .       2         -0-         -0-        -0-
Net income  . . . . . . . . . . . . . . . . . . . .     -0-         -0-         -0-        -0-
                                                      -----        ----       -----        ---
                      BALANCES AT DECEMBER 31, 1992   6,632         199       1,421         43

Issuance of Class A Common Stock on
  exercise of stock options . . . . . . . . . . . .      93           2         -0-        -0-
Issuance of Treasury shares -- Note B . . . . . . .     -0-         -0-         -0-        -0-
Net income  . . . . . . . . . . . . . . . . . . . .     -0-         -0-         -0-        -0-
                                                      -----        ----       -----        ---
                      BALANCES AT DECEMBER 31, 1993   6,725         201       1,421         43

Issuance of Class A Common Stock:
  Public offering . . . . . . . . . . . . . . . . .   2,705          81         -0-        -0-
  Exercise of warrant . . . . . . . . . . . . . . .     250           8         -0-        -0-
  Exercise of stock options . . . . . . . . . . . .      58           2         -0-        -0-
Net income  . . . . . . . . . . . . . . . . . . . .     -0-         -0-         -0-        -0-
                                                      -----        ----       -----        ---
                      BALANCES AT DECEMBER 31, 1994   9,738        $292       1,421        $43
                                                      =====        ====       =====        ===

                         Class A Common Stock
                              in Treasury
   Paid-in     Retained  --------------------
   Capital     Earnings   Shares      Amount       Total
   -------     --------   ------      ------       -----
    $35,082    $36,542      500      $(2,687)    $169,177


        400        -0-      -0-          -0-          402

         37        -0-      -0-          -0-           37
        -0-      6,112      -0-          -0-        6,112
    -------    -------     ----      -------     --------
     35,519     42,654      500       (2,687)      75,728


        804        -0-      -0-          -0-          806
      3,298        -0-     (330)       1,773        5,071
        -0-     12,251      -0-          -0-       12,251
    -------    -------     ----      -------     --------
     39,621     54,905      170         (914)      93,856


     56,784        -0-     (170)         914       57,779
      2,867        -0-      -0-          -0-        2,875
        491        -0-      -0-          -0-          493
        -0-     16,953      -0-          -0-       16,953
    -------    -------     ----      -------     --------
    $99,763    $71,858      -0-      $   -0-     $171,956
    =======    =======     ====      =======     ========

See notes to consolidated financial statements.

[LOGO]
Carmike Cinemas

Notes to Consolidated Financial Statements

Carmike Cinemas, Inc. and Subsidiaries


December 31, 1994

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The primary business of the Company is the operation of motion picture theatres which generate revenues principally through admissions and concessions sales. Such revenues are received in cash at the point of sale.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Operating Agreements: The Company jointly owns or leases certain theatres which it operates under the terms of operating agreements related to the other participants' undivided interest in such theatres. The Company consolidates the results of operations of these theatres in the accompanying Consolidated Statements of Income.

Cash Equivalents: Cash equivalents are highly liquid investments consisting primarily of money market accounts and investment grade, short-term debt instruments and have maturities at the date of purchase of less than three months. The Company limits the amount of its credit exposure to any one commercial issue of debt instruments. Cash equivalents are stated at cost which represents the deposit amount plus interest credited to the account. Deposits with banks are federally insured in limited amounts.

Short-Term Investments: Short-term investments consist principally of U.S. Government securities and municipal bonds with maturity dates less than one year from date of purchase and are stated at cost which approximates market.

Inventories: Inventories, principally concessions, are stated at the lower of cost (first-in, first-out method) or market.

Investment in Partnerships: The Company is a partner in four partnerships which operate motion picture theatres. The investments in these partnerships are accounted for by the equity method whereby the cost of the investment is adjusted to reflect the Company's equity in the earnings or losses of the partnership less withdrawals made by the Company. The Company's equity in the earnings of these partnerships amounted to approximately $568,000, $744,000 and $412,000 for each of the years in the period ended December 31, 1994.

Property and Equipment: Property and equipment are carried at cost. Depreciation is computed by the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying Consolidated Statements of Income.

Accrued Expenses: Accrued expenses include accrued property taxes of approximately $2,611,000 and $2,215,000 at December 31, 1994 and 1993,
respectively.

Excess of Purchase Price Over Net Assets of Businesses Acquired: The excess of purchase price over the net assets of businesses acquired is amortized on a straight-line basis over a 40 year period.

In the event that facts and circumstances indicate that the excess of purchase price over net assets of businesses acquired may be impaired, an evaluation of continuing value would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with this asset would be compared to its carrying amount to determine if a write down to market value or discounted cash flow value is required.

Benefit Plans: The Company has a non-qualified deferred compensation plan for certain of its executive officers. Under this plan, the Company contributes up to ten percent of the employee's taxable compensation to a trust designated for the employee. The Company also has a discretionary benefit plan for certain non-executive employees. Contributions to this plan are at the discretion of the Company's executive management.

Expenses related to these plans are immaterial to the Company's operations.

Earnings Per Common Share: Primary earnings per common share are based on the weighted average common shares outstanding, adjusted for the incremental shares attributed to outstanding options to purchase common stock which are calculated using the treasury stock method.

In November 1994, the Company sold 2,875,000 shares of its Class A Common Stock, pursuant to a public offering. Net proceeds of approximately $ 58,200,000 were used, in part, to retire certain outstanding debt of the Company. If the transaction had occurred as of January 1, 1994, the net earnings per share would have been $1.80 per share for the year ended December 31, 1994.

NOTE B -- ACQUISITION OF WESTWYNN THEATRES, INC.

Effective August 29, 1991, the Company along with certain former shareholders of Excellence Theatres Corporation ("Excellence") and certain other investors formed Westwynn Theatres, Inc. ("Westwynn"). Westwynn then acquired substantially all the assets, interests and rights and as-sumed certain defined liabilities of Excellence. In connection with the formation of Westwynn and the acquisition of the assets of Excellence, the Company invested $2,800,000 in cash and contributed to Westwynn certain operating theatres and land with a book value of $6,477,000. In exchange, the Company received 6,400 shares of Westwynn's Senior Preferred Stock, 4,625 shares of Westwynn's 9% Junior Preferred Stock and three operating theatres with an appraised value of approximately $1,200,000. Both the Senior and Junior Preferred Stock were nonvoting and had preference in liquidation to all other classes of Westwynn capital stock. The Company recorded its investment in Westwynn at the book value of the assets and cash contributed to Westwynn even though the appraised value of the equity securities and property received exceeded that amount. The Company accounted for its investment in Westwynn under the cost method. During the years ended December 31, 1993 and 1992, the Company recognized income of $207,000 and $429,000, respectively, relating to its ownership of Westwynn's 9% Junior Preferred Stock. On June 22, 1993, the Company agreed in principle to a transaction (effective June 11, 1993) (the "Westwynn Transaction") to purchase the remaining securities of Westwynn that it did not previously own for a purchase price of approximately $19,776,000 (net of liabilities assumed). The Westwynn Transaction was closed on July 23, 1993. In connection with the Westwynn Transaction, the Company issued 330,000 shares of its Class A Common Stock (out of shares previously held as Treasury Stock), a $4,000,000 face value zero coupon convertible subordinated note maturing June 1, 1998 (fair market value of approximately $3,051,000 and $2,819,000 at December 31, 1994 and 1993, respectively) and paid $11,780,000 in cash for the retirement of Westwynn subordinated notes and the purchase of certain Westwynn equity securities.

The excess of the purchase price over the net assets acquired (approximately $16,000,000) has been recorded as an intangible asset. The Westwynn Transaction has been accounted for using the purchase method and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired based on their estimated fair value at the date of acquisition. The results of operations of Westwynn are included in the accompanying consolidated income statements from the effective date. Westwynn operated 92 theatres (355 screens) at June 11, 1993.

The pro-forma unaudited results of operations for the year ended December 31, 1993, assuming consummation of the Westwynn Transaction as of January 1, 1993, are as follows:

         Total revenues . . . . . . . . . . . . . . . . .   $263,418
         Net income . . . . . . . . . . . . . . . . . . .     11,559
         Earnings per share before cumulative
           effect of change in accounting . . . . . . . .       1.42

The pro-forma results include adjustments to reflect (i) loss of interest income from use of investments or the incurrence of interest expense to fund the Westwynn Transaction; (ii) depreciation and amortization of assets acquired; (iii) elimination of certain general and administrative costs; and
(iv) the income tax effect of such pro-forma adjustments.

The Company managed the operations of Westwynn through June 11, 1993 pursuant to a management agreement (the "Management Agreement"). During the term of the Management Agreement, the Company had the sole responsibility and sole and exclusive authority to manage and operate Westwynn, subject to the general supervision of the board of directors of Westwynn and certain contractual limitations relating to the ability to enter into debt and non-film rental agreements, authorization of capital expenditures and construction of new theatres or to discontinue operations of existing theatres. The Company earned management fees of $790,000 and $1,609,000 for the years ended December 31, 1993 and 1992, respectively, from Westwynn and its predecessor.


NOTE C--ACQUISITIONS

The Company's acquisitions in 1994, 1993 and 1992 have been accounted for under the purchase method of accounting. Under the purchase method of accounting, the results of operations of the acquired businesses are included in the accompanying consolidated statements as of their respective acquisition dates. The assets and liabilities of acquired businesses are included based on an allocation of the purchase price.

In separate transactions, the Company acquired certain assets and businesses as follows:

                                                                 Number of
                                           Approximate    ---------------------
                 Seller                   Purchase Price  Theatres      Screens    Effective Date
---------------------------------------   --------------  --------      -------    --------------
                                          (in thousands)
1994:
  General Cinema Corp.
    and subsidiaries. . . . . . . . .         $ 6,400         6           28       Jan. 21, 1994
  General Cinema Corp.
    of Louisiana  . . . . . . . . . .           5,800         4           20       May 20, 1994
  Cinema World, Inc.  . . . . . . . .          38,100        38          176       May 20, 1994
1993:
  Manos Enterprises, Inc. . . . . . .          11,200        19           80       Nov. 19, 1993
1992:
  Plitt Theatres, Inc.  . . . . . . .           5,750        14           57       May 22, 1992
  American Multi-Cinema,
    Inc.  . . . . . . . . . . . . . .          12,100         5           32       May 22, 1992
  Resources Financial . . . . . . . .           3,150         5           17       June 5, 1992
  Cinamerica Theatres, L.P. . . . . .          17,150        16           60       Nov. 18, 1992

The excess of purchase prices over net assets of businesses acquired has been recorded as an intangible asset, Amounts recorded were $18,733,000 in 1994, $3,200,000 in 1993, and $7,150,000 in 1992.

[LOGO]
Carmike Cinemas

Notes to Consolidated Financial Statements

Carmike Cinemas, Inc. and Subsidiaries


Pro-forma results have not been presented for those acquisitions which were not significant during the years ended December 31, 1994 and 1993. The pro-forma unaudited results of operations below do not purport to represent what the Company's actual results of operations would have been had the Cinema World, Inc. acquisition occurred on January 1, 1993 and should not serve as a forecast of the Company's operating results for any future periods.

Unaudited pro-forma results of the Cinema World, Inc., acquisition are as follows (in thousands):


                                            Year Ended December 31
                                               1994        1993
                                             --------    --------
Revenues  . . . . . . . . . . . . . . .      $341,022    $278,836
Net income  . . . . . . . . . . . . . .        17,456      12,663
Earnings per share before
  cumulative effect of
  change in accounting  . . . . . . . .          2.06        1.60

The above pro-forma income statement data gives effect to the acquisition of assets from Cinema World, Inc. as if the acquisition had occurred at January 1, 1993. The pro-forma adjustments are based upon available information and certain assumptions that management believes reasonable. The adjustments to the historical data are as follows:

a. General and administrative costs were reduced to reflect the incremental amount of general and administrative costs the Company estimates it would have incurred over the applicable time period.

b. Depreciation expense was adjusted to reflect depreciation based upon the Company allocation of the acquisition purchase price.

c. Interest expense has been adjusted to reflect debt incurred at borrowing rates of 4.5% to 5%.


NOTE D--LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                                   December 31
                                                1994        1993
                                               ------     -------
Term Loan . . . . . . . . . . . . . . .        $1,750     $ 2,917
Industrial Revenue Bonds; payable
  in equal installments through
  May 2006, with interest ranging
  from 3.90% to 8.25% . . . . . . . . .        $3,175       3,429
Other indebtedness  . . . . . . . . . .           471         765
Westwynn Term Loan  . . . . . . . . . .           -0-      35,235
                                               ------     -------
                                                5,396      42,346
Less current maturities . . . . . . . .        (1,901)     (7,647)
Plus unamortized debt premium . . . . .           -0-         677
                                               ------     -------
                                               $3,495     $35,376
                                               ======     =======

On May 4, 1994, the Company entered into a credit agreement (the "Agreement") with four banks to provide a revolving line of credit of up to $100,000,000 for working capital, acquisitions and other general corporate purposes. The Agreement has a three year revolving credit period, which can be extended, upon the mutual consent of the Company and the banks, for one year periods and will convert to a four year term loan at the end of the revolving credit period. The Company has the option to borrow at rates based on either the bank base rate or LIBOR + .4375% and is required to pay annual fees of .125% on the full amount of the facility and annual fees of .075% on the unused part of the commitment. The interest rate, facility fees and commitment fees are subject to adjustment based upon the Company's ratio of total debt to defined cash flows. At December 31, 1994, the Company has no amounts outstanding under this facility. The agreement contains certain restrictive provisions which, among other things, limit additional indebtedness of the Company, limit dividend and other defined restricted payments, require that certain debt to capitalization ratios be maintained and require minimum levels of cash flows.

The Company has an Amended and Restated Term Loan Agreement (the "Term Loan") which provides for payment of equal quarterly installments of principal of $291,667 plus accrued interest through July 1996. The interest rate at December 31, 1994 has been fixed at 9.72% through July 1996. The Term Loan contains certain restrictive provisions which, among other things, limit additional indebtedness and require the Company to maintain minimum levels of net worth and cash flows.

On May 1, 1996, the holders of the 3.90% Industrial Revenue Bonds have the right to require the Company to repurchase, for the then outstanding principal amount, all bonds still outstanding at such date.

Interest paid and interest capitalized were as follows (in thousands):


     Year Ended December 31         Interest Paid      Interest Capitalized
 ------------------------------     -------------      --------------------
          1994  . . . . . . . .        $16,398                 $408
          1993  . . . . . . . .        $15,562                 $515
          1992  . . . . . . . .        $10,098                 $127

Aggregate principal payments on long-term debt as of December 31, 1994 are as follows (in thousands):

          1995  . . . . . . . . . . . . . . . . . .          $1,901
          1996  . . . . . . . . . . . . . . . . . .             817
          1997  . . . . . . . . . . . . . . . . . .             243
          1998  . . . . . . . . . . . . . . . . . .             252
          1999  . . . . . . . . . . . . . . . . . .             263
          Thereafter  . . . . . . . . . . . . . . .           1,920
                                                             ------
                                                             $5,396
                                                             ======

The fair value of the Company's long-term debt at December 31, 1994 approximates its carrying value. This fair value estimate is based on a discounted cash flow analysis using the Company's current incremental borrowing rates for similar types of agreements. The Company does not anticipate settlement of long-term debt at other than book value and currently intends to hold the debt through maturity.


NOTE E--SENIOR NOTES

The Company has outstanding various unsecured notes payable to institutional investors as follows (in thousands):

                                                 December 31
                                               1994       1993
                                             --------    --------
10.53% Senior Notes, due 2005 . . . . .      $ 75,000    $ 75,000
7.90% Senior Notes, due 2002  . . . . .        25,000      25,000
7.52% Senior Notes, due 2003  . . . . .        25,000      25,000
                                             --------    --------
                                              125,000     125,000
Less current maturities . . . . . . . .        (6,818)        -0-
                                             --------    --------
                                             $118,182    $125,000
                                             ========    ========

The 7.52% Senior Notes provide for annual principal payments of $3,571,429 beginning March 1, 1997 through maturity. The 7.90% Senior Notes provide for annual principal payments of $3,571,429 beginning March 1, 1996 through maturity. The 10.53% Senior Notes provide for annual principal payments of $6,818,181 beginning June 1, 1995 through maturity. Loan fees of approximately $908,000 applicable to the 10.53% Senior Notes were capitalized and are being amortized over the life of the 10.53% Senior Notes.

The agreements pursuant to which each of the above senior notes were issued contain certain restrictive provisions which, among other things, limit additional indebtedness of the Company and require minimum levels of net worth and cash flows.

The cumulative fair value of the Company's senior notes at December 31, 1994 is estimated to be approximately $128,800,000. This estimate is based on a discounted cash flow analysis using the Company's current incremental borrowing rates for similar types of agreements. The Company does not anticipate settlement of this debt at fair value and currently intends to hold the senior notes through maturity.


NOTE F--LEASES

Certain of the Company's theatres and equipment are leased under non-cancelable leases expiring in various years through 2023. The theatre leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount, and the payment of property taxes, common area maintenance, insurance and repairs. The Company, at its option, can renew a substantial portion of its theatre leases, at the then fair rental rate, for various periods with the maximum renewal period totaling 40 years.

Property and equipment includes the following amounts related to capital lease assets (in thousands):

                                                  December 31
                                                1994        1993
                                              -------     -------
Buildings and improvements  . . . . . .       $22,668     $20,444
Equipment . . . . . . . . . . . . . . .         3,872       3,876
                                              -------     -------
                                               26,540      24,320

Less accumulated amortization . . . . .         7,809       6,621
                                              -------     -------
                                              $18,731     $17,699
                                              =======     =======

Future minimum payments, by year and in aggregate, under capital leases and non-cancelable operating leases with terms over one year as of December 31, 1994 are as follows (in thousands):

                                             Operating    Capital
                                              Leases      Leases
                                              ------      ------
1995  . . . . . . . . . . . . . . . . .      $ 29,123     $ 3,077
1996  . . . . . . . . . . . . . . . . .        28,046       3,034
1997  . . . . . . . . . . . . . . . . .        25,860       3,038
1998  . . . . . . . . . . . . . . . . .        24,593       3,047
1999  . . . . . . . . . . . . . . . . .        21,984       2,937
Thereafter  . . . . . . . . . . . . . .       129,917      33,843
                                             --------     -------
Total minimum lease payments  . . . . .      $259,523      48,976
                                             ========

Less amounts representing
  interest  . . . . . . . . . . . . . .                   (29,099)
                                                          -------
Present value of future minimum
  lease payments  . . . . . . . . . . .                    19,877
Less current maturities . . . . . . . .                      (633)
                                                          -------
                                                          $19,244
                                                          =======

[LOGO]
Carmike Cinemas

Notes to Consolidated Financial Statements

Carmike Cinemas, Inc. and Subsidiaries


Rent expense for each of the three years in the period ended December 31, 1994 was approximately $36,100,000, $26,100,000 and $16,581,000, respectively.


NOTE G--STOCK OPTION PLAN

The Company has a Stock Option Plan covering 700,000 shares of Class A Common Stock. Key employees may be granted options at terms (purchase price, expiration date and vesting schedule) established at the date of grant by a committee of the Company's Board of Directors. Options granted through December 31, 1994, have been at a price which is approximately equal to fair market value on the date of the grant.

Changes in outstanding stock options were as follows (in thousands):


                                          Exercise Price Per Share
                                          ------------------------
                                      $6.00    $8.50   $9.00   $18.00   Total
                                      -----    -----   -----   ------   -----
Stock options outstanding
  December 31, 1991 . . . . . .         35      210       83     -0-     328
  Exercised . . . . . . . . . .        (30)     -0-      (25)    -0-     (55)
                                       ---      ---      ---     ---     ---
Stock options outstanding
  at December 31, 1992  . . . .          5      210       58     -0-     273
  Exercised . . . . . . . . . .         (4)     (54)     (35)    -0-     (93)
                                       ---      ---      ---     ---     ---
Stock options outstanding
  at December 31, 1993  . . . .          1      156       23     -0-     180
  Issued  . . . . . . . . . . .        -0-      -0-      -0-     143     143
  Exercised . . . . . . . . . .        -0-      (56)      (2)    -0-     (58)
                                       ---      ---      ---     ---     ---
Stock options outstanding
  at December 31, 1994  . . . .          1      100       21     143     265
                                       ===      ===      ===     ===     ===

The Company has 160,000 and 302,100 shares available for grant as of December 31, 1994 and 1993, respectively.

At December 31, 1994, all the above options were exercisable except for the $18.00 options which become exercisable on March 16, 1997.


NOTE H--SHAREHOLDERS' EQUITY

The Company's authorized capital consists of 15,000,000 shares of Class A Common Stock, $.03 par value, 5,000,000 shares of Class B Common Stock, $.03 par value, and 1,000,000 shares of Preferred Stock, $1.00 par value. Each share of Class A Common Stock entitles the holder to one vote per share, whereas a share of Class B Common Stock entitles the holder to ten votes per share. Each share of Class B Common Stock is entitled to cash dividends, when declared, in an amount equal to 85% of the cash dividends payable on each share of Class A Common Stock. Additionally, Class B Common Stock is convertible at any time by the holder into an equal number of shares of Class A Common Stock.

In connection with the Westwynn Transaction (see Note B), the Company issued a $4,000,000 face value zero coupon convertible subordinated note (the "Convertible Note") maturing June 1, 1998 and convertible, at the holder's option, into 100,000 shares of Carmike Class A Common Stock.

The Company has shares of Class A Common Stock reserved for future issuance as follows (in thousands):

                                                   December 31
                                                1994        1993
                                               ------      ------
Stock option plan . . . . . . . . . . .           425         482
Convertible Note  . . . . . . . . . . .           100         100
Conversion rights of
  Class B Common Stock  . . . . . . . .         1,421       1,421
Stock purchase warrants . . . . . . . .           -0-         250
                                                -----       -----
                                                1,946       2,253
                                                =====       =====


NOTE I--INCOME TAXES

Effective January 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Expense under the deferred method was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. The change in the deferred income tax liability at January 1, 1993, results primarily from recording deferred taxes relative to differences between the tax bases of property and equipment and their book bases in accordance with Statement 109. These differences arose in connection with prior purchase business combinations. The effect on pretax income of recording additional property and equipment values was an increase in depreciation expense of approximately $800,000 for the year ended December 31, 1993.

As permitted by Statement 109, the Company elected not to restate the financial statements of any prior years. The cumulative effect of the change increased net income by $390,000, or $.05 per share, in the first quarter of 1993.

The provision for income taxes is summarized as follows (in thousands):

                                      Years Ended December 31
                                    1994        1993        1992
                                  -------      ------      ------
Current:
  Federal . . . . . . . . .       $ 7,165      $5,241      $2,789
  State . . . . . . . . . .         1,860       1,590         899
Deferred  . . . . . . . . .         2,221       1,081         320
                                  -------      ------      ------
                                  $11,246      $7,912      $4,008
                                  =======      ======      ======

Significant components of the Company's deferred tax liabilities (assets) are as follows (in thousands):

                                                  December 31
                                                1994       1993
                                              -------     -------
Financial statement bases
  of property and equipment
  over tax bases  . . . . . . . . . . .       $18,142     $16,926
Westwynn net operating
  loss carry forward  . . . . . . . . .        (1,971)     (2,031)
Income taxes payable
  for prior years . . . . . . . . . . .         1,672       1,672
Other . . . . . . . . . . . . . . . . .          (331)     (1,264)
                                              -------     -------
                                              $17,512     $15,303
                                              =======     =======

The components of the deferred income tax provision, computed using the deferred method, are as follows for the year ended December 31, 1992 (in thousands):

Accelerated depreciation
  for tax purposes  . . . . . . . . . . . . . . .            $ 90
Equity investment . . . . . . . . . . . . . . . .             166
Other . . . . . . . . . . . . . . . . . . . . . .              64
                                                             ----
                                                             $320
                                                             ====

A reconciliation of income taxes at the federal income tax rate and income taxes as reflected in the consolidated financial statements follows (in thousands):

                                       Years Ended December 31
                                    1994        1993        1992
                                  -------      ------      ------
Income taxes at
  statutory rates . . . . .       $ 9,870      $6,821      $3,440
Plus state income taxes,
  net of federal tax
  benefit . . . . . . . . .         1,523       1,197         614
                                  -------      ------      ------
                                   11,393       8,018       4,054
Tax exempt
  interest  . . . . . . . .           (70)       (246)       (106)
Amortization of excess of
  purchase price over net
  assets of businesses
  acquired  . . . . . . . .            79         114         215
Impact of change in tax
  rate on temporary
  differences . . . . . . .           -0-         330         -0-
Other items, net  . . . . .          (156)       (304)       (155)
                                  -------      ------      ------
                                  $11,246      $7,912      $4,008
                                  =======      ======      ======

Income taxes paid in each of the three years in the period ended December 31, 1994, were approximately $8,724,000, $8,306,000 and $3,143,000, respectively.


NOTE J--SUBSEQUENT EVENT (UNAUDITED)

Effective March 17, 1995, the Company purchased certain assets consisting of 21 multiplex theatres (83 screens) and assumed certain contractual liabilities for a cash purchase price of approximately $11,300,000.


NOTE K--QUARTERLY RESULTS (Unaudited)
(In thousands except for per share data)

          Year Ended December 31, 1994            1st Quarter 2nd Quarter  3rd Quarter  4th Quarter   Totals
---------------------------------------------     ----------- -----------  -----------  -----------   ------
Total revenues  . . . . . . . . . . . . . . .       $67,432      $68,085      $108,999     $83,103   $327,619
Operating income  . . . . . . . . . . . . . .         6,770        7,143        21,477       9,837     45,227
Net income  . . . . . . . . . . . . . . . . .         1,655        1,613        10,284       3,401     16,953
Net income per common share . . . . . . . . .           .20          .20          1.25         .36       2.00

          Year Ended December 31, 1993
---------------------------------------------
Total revenues  . . . . . . . . . . . . . . .       $42,972      $50,982      $ 82,446     $65,398   $241,798
Operating income  . . . . . . . . . . . . . .         4,455        6,622        16,095       6,883     34,055
Net income before cumulative effect of
  change in accounting for income taxes . . .           869        1,901         7,286       1,805     11,861
Net income  . . . . . . . . . . . . . . . . .         1,259        1,901         7,286       1,805     12,251
Net income per common share before
  cumulative effect of change in
  accounting for income taxes . . . . . . . .           .11          .24           .90         .22       1.50
Net income per common share . . . . . . . . .           .16          .24           .90         .22       1.55

Net income per common share calculations for each of the above quarters is based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the net income per common share amount for the year.

[LOGO]
Carmike Cinemas

Review

Carmike Cinemas, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Comparison of Years Ended December 31, 1994 and December 31, 1993

Total revenues for the year ended December 31, 1994 increased 35.5% to $327,619,000 from $241,798,000. This increase consists of a $64,840,000 increase in admissions and a $20,981,000 increase in concessions and other. Overall attendance increased 31.1% due to the additional screens in operation which were acquired in 1993 and 1994 (see Notes B and C of Notes to Consolidated Financial Statements). Average admission prices increased 5.7% to $3.89 and average concession sales per patron increased from $1.45 to $1.46.

Cost of theatre operations (film rentals, concession costs, and other theatre operating costs) increased 36.4% to $254,756,000 due to the increased number of screens in operation and the increase in attendance. As a percentage of revenues, cost of theatre operations increased from 77.2% of total revenues to 77.8% of total revenues. This percentage increase is due primarily to a higher level of occupancy expense included in cost of theatre operations. Excluding occupancy expense, cost of theatre operations as a percentage of revenues increased from 66.5% of total revenues to 66.7%.

General and administrative costs increased 8.1% from $4,710,000 in 1993 to $5,092,000 in 1994 reflecting primarily additional salary cost. As a percentage of revenues, general and administrative costs decreased from 1.9% of total revenues to 1.6%.

Depreciation and amortization increased 38.7% to $22,544,000 from $16,255,000 as a result of the additional screens in operation which were acquired in 1993 and 1994 (see Notes B and C of Notes to Consolidated Financial Statements) combined with the additional screens added through internal construction. As a percentage of total revenues, depreciation and amortization increased from 6.7% of total revenues to 6.9% of total revenues.

Interest expense increased 19.2% to $17,028,000 from $14,282,000 in 1993. This increase reflects a higher average amount of debt outstanding for most of 1994, which was partially offset by lower interest rates under the Company's new revolving credit facility.


Comparison of Years Ended December 31, 1993 and December 31, 1992

Total revenues for the year ended December 31, 1993 increased 40.6% to $241,798,000 from $171,978,000. This increase consists of a $47,886,000 increase in admissions and a $21,934,000 increase in concessions and other. Overall attendance increased 32.2% due to additional screens in operation acquired in the purchase of screens in November 1993 and the purchase of the remaining interest in Westwynn Theatres, Inc. that the Company did not previously own in June 1993. Average admission prices increased 6.1% to $3.68 and average concession sales per patron increased 13.3% from $1.28 to $1.45.

Cost of theatre operations (film rentals, concession costs, and other theatre operating costs) increased 38.1% for the year ended December 31, 1993 to $186,778,000 from $135,204,000 due to the increased number of screens in operation and the increase in attendance. As a percentage of revenues, cost of theatre operations decreased from 78.6% of total revenues to 77.2% of total revenues. This percentage decrease is due to the higher admission and concession prices and higher attendance on same screen basis whereby certain fixed costs, primarily occupancy, included in this expense category do not fluctuate with revenues. Excluding occupancy expense, cost of theatre operations as a percentage of revenues decreased from 69.0% of total revenues to 66.5%.

General and administrative costs increased to $4,710,000 in 1993 from $3,897,000 in 1992 reflecting additional salary costs, increased legal and professional fees and the cost of moving the Company's film buying office from Atlanta, Georgia to Columbus, Georgia. As a percentage of total revenues, general and administrative costs decreased from 2.3% of total revenues to 1.9% of total revenues.

Depreciation and amortization increased 46% in 1992 to $16,255,000 from $11,134,000 as a result of the theatre acquisitions in June and November 1993 combined with additional screens added through internal construction. As a percentage of total revenues, depreciation and amortization increased to 6.7% of total revenues from 6.5% of total revenues.

Interest expense increased 22.9% to $14,282,000 in 1993 from $11,623,000 in 1992. This increase reflects interest expense on the 7.52% Senior Notes issued in April 1993 and also the debt assumed in connection with the Westwynn Theatres, Inc. acquisition in June 1993.

Income taxes increased from 39.6% to 40% of income before income taxes due to the higher tax rate.

Seasonality and Inflation

The major film distributors generally release those films which they anticipate to be the most successful during the summer and holiday seasons. Consequently, the Company has historically generated higher revenues during such periods.

Inflation has not had a significant impact on the operations of the Company in any of the periods discussed above.

Liquidity and Capital Resources

The Company's revenues are collected in cash, principally through box office admissions and theatre concessions. Because its revenues are received in cash prior to the payment of related expenses, the Company has an operating "float" which partially finances its operations.

The Company's capital requirements arise principally in connection with new theatre openings and acquisitions of existing theatres and theatre circuits. New theatre openings and acquisitions typically have been financed with internally generated cash and by debt financings, including borrowings under the Company's revolving credit facilities.

In November 1994, the Company sold 2,875,000 shares of its Class A Common Stock, pursuant to a public offering. Net proceeds of approximately $58.2 million were used, in part, to retire certain outstanding debt of the Company.

The Company believes that its capital needs for theatre construction and possible acquisitions should be satisfied by internally generated cash flow, cash and cash equivalents and short-term investments on hand, borrowings under the revolving credit line (see Note D of Notes of Consolidated Financial Statements), additional sale of debt and/or equity securities, additional bank financing and other forms of long-term debt and, where appropriate, future lease financing. At March 14, 1995, the Company had approximately $7.1 million in cash and short-term investments on hand and approximately $100,000,000 was available under the Company's revolving credit facility.

[LOGO]
Carmike Cinemas

Selected Financial and Operating Data

Carmike Cinemas, Inc. and Subsidiaries

(in thousands, except for per share and operating data)

                                                                    Years Ended December 31
                                                   1994(1)  1993(1)(2)(3)   1992(1)     1991        1990
                                                   -------  -------------   -------     ----        ----
 INCOME STATEMENT DATA:

 Revenues:
  Admissions  . . . . . . . . . . . . . . . .      $232,134    $167,294    $119,408   $ 99,110    $ 86,378
  Concessions and other . . . . . . . . . . .        95,485      74,504      52,570     46,686      41,042
                                                   --------    --------    --------   --------    --------
                               TOTAL REVENUES       327,619     241,798     171,978    145,796     127,420

Costs and expenses:
  Film rental . . . . . . . . . . . . . . . .       114,689      83,635      58,671     48,635      43,381
  Concession costs  . . . . . . . . . . . . .        12,241       9,406       7,815      6,575       6,203
  Other theatre operating costs . . . . . . .       127,826      93,737      68,718     57,790      47,998
  General and administrative  . . . . . . . .         5,092       4,710       3,897      3,828       3,674
  Depreciation and amortization . . . . . . .        22,544      16,255      11,134      9,437       7,612
                                                   --------    --------    --------   --------    --------
                                                    282,392     207,743     150,235    126,265     108,868
                                                   --------    --------    --------   --------    --------
                             OPERATING INCOME        45,227      34,055      21,743     19,531      18,552
 Interest expense . . . . . . . . . . . . . .        17,028      14,282      11,623      9,914       8,038
                                                   --------    --------    --------   --------    --------
                   INCOME BEFORE INCOME TAXES        28,199      19,773      10,120      9,617      10,514
 Income taxes . . . . . . . . . . . . . . . .        11,246       7,912       4,008      3,902       4,221
                                                   --------    --------    --------   --------    --------
                                   NET INCOME      $ 16,953    $ 11,861    $  6,112   $  5,715    $  6,293
                                                   ========    ========    ========   ========    ========

 Earnings per common share  . . . . . . . . .      $   2.00    $   1.50    $    .80   $    .75    $    .84
                                                   ========    ========    ========   ========    ========

 Weighted average common shares outstanding .         8,477       7,917       7,672      7,648       7,491
                                                   ========    ========    ========   ========    ========

OPERATING DATA:
  Theatres (at end of period) . . . . . . . .           445         409         302        265         263
  Screens (at end of period)  . . . . . . . .         1,942       1,701       1,215      1,033         979
  Average screens per theatre . . . . . . . .           4.4         4.2         4.0        3.9         3.7
  Total attendance (thousands)  . . . . . . .        59,660      45,493      34,415     29,126      26,215

BALANCE SHEET DATA:
(at end of year)
  Cash and cash equivalents . . . . . . . . .      $ 17,872    $ 10,649    $ 16,842   $  9,528    $ 17,762
  Total assets  . . . . . . . . . . . . . . .       377,598     327,024     230,291    184,058     178,670
  Total long-term debt (4)  . . . . . . . . .       143,973     180,636     120,234     91,605      94,022
  Shareholders' equity  . . . . . . . . . . .       171,956      93,856      75,728     69,177      63,329

(1) See Note C of Notes to Consolidated Financial Statements with respect to acquisitions.
(2) See Note B of Notes to Consolidated Financial Statements with respect to the acquisition of Westwynn Theatres, Inc.
(3) Excludes $390,000 cumulative effect of change in accounting for income taxes.
(4) Less current maturities. Includes senior notes, capital lease obligations and convertible subordinated debt (see Notes B, D, E, and F of Notes to Consolidated Financial Statements).

                                                                          [LOGO]
                                                                 Carmike Cinemas

                                 Directors, Officers and Shareholder Information

                                          Carmike Cinemas, Inc. and Subsidiaries

DIRECTORS                                    OFFICERS
C. L. PATRICK                                C. L. PATRICK
Chairman of the Board                        Chairman of the Board
Carmike Cinemas, Inc.
Columbus, Georgia                            MICHAEL W. PATRICK
                                             President & Chief Executive Officer
MICHAEL W. PATRICK
President                                    JOHN O. BARWICK, III
Carmike Cinemas, Inc.                        Vice President - Finance, Treasurer &
Columbus, Georgia                            Chief Financial Officer

JOHN W. JORDAN, II                           FRED W. VAN NOY
Managing Partner                             Vice President - General Manager
The Jordan Company
New York, New York                           LARRY M. ADAMS
                                             Vice President - Informational Systems
CARL L. PATRICK, JR.                         & Secretary
Certified Public Accountant/
Attorney                                     ANTHONY J. RHEAD
Director, Summit Bank Corporation            Vice President - Film
and Co-Chairman PGL
Entertainment Corporation                    P. LAMAR FIELDS
Atlanta, Georgia                             Vice President - Development

CARL E. SANDERS                              H. MADISON SHIRLEY
Chairman                                     Vice President - Concessions &
Troutman Sanders, Attorneys                  Assistant Secretary
Atlanta, Georgia
                                             MARILYN B. GRANT
DAVID ZALAZNICK                              Vice President - Advertising
Partner
The Jordan Company
New York, New York


GENERAL OFFICES

Carmike Cinemas, Inc.
Carmike Plaza
1301 First Avenue
Columbus, Georgia 31901-2109


GENERAL INFORMATION

Carmike Cinemas, Inc. is the second largest motion picture exhibitor in the United States, operating 445 theatres with an aggregate of 1,942 screens in markets located primarily in the Southeast, the Midwest and the West. During 1994, the Company opened five new theatres (43 screens), added fifteen screens to existing complexes and purchased forty-nine modern multiplex theatres with a total of 231 screens.

STOCK TRADING INFORMATION

Carmike Cinemas, Inc. Class A Common Stock trades on the New York Stock Exchange under the symbol "CKE." The following table sets forth for the periods indicated the high and low sales prices of a share of Class A Common Stock as reported by the New York Stock Exchange:

                                     1994                         1993
                             --------------------        ---------------------
Quarter Ended                 High          Low           High           Low
----------------------       -------      -------        -------       -------
March                        $19 1/8      $16 3/8        $14 7/8       $12 7/8
June                         $22 3/8      $17 3/8        $16 3/8       $14 1/4
September                    $23 1/4      $16 5/8        $19 1/2       $15
December                     $24 3/8      $19 5/8        $20 3/4       $15 5/8

The Company has declared no dividends and intends to employ future earnings in the expansion of its business. (See Notes D and E of Notes to Consolidated Financial Statements with respect to restrictions on dividends.)

On March 14, 1995, the Class A Common Stock was held of record by 784 shareholders; the Company believes that such number substantially understates the beneficial holders of its Class A Common Stock. As of the same date, the Class B Common Stock was held of record by twelve shareholders. There is no public trading market for the Class B Common Stock of the Company.


SHAREHOLDER SERVICES

Shareholders desiring to change the name, address, or ownership of stock, to report lost certificates or to consolidate accounts should contact the transfer agent:

     Synovus Trust Company
     (formerly the Trust Division of Columbus Bank & Trust Co.)
     Corporate Trust Department
     P.O. Box 120
     Columbus, Georgia 31902
     706/649-2058


FORM 10-K

A copy of the Company's 1994 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge to each shareholder upon written request to:

     John O. Barwick, III
     Vice President - Finance
     Carmike Cinemas, Inc.
     P.O. Box 391
     Columbus, Georgia 31902-0391