Form 10-K405, Exhibit 13
period 1995-12-31
CARMIKE CINEMAS INC
filed 1996-03-29
CIK 799088

                                                                     EXHIBIT 13

(PHOTO)

     1995 was a momentous year in the history of Carmike, as during this period, we became the largest circuit in the United States in terms of number of theatres and screens operated.
     While this is a milestone and a great achievement, it is not the ultimate goal of the Company. We intend to continue our growth strategy with a goal of 5000 screens.
     During 1995 we added 377 screens through acquisitions. We also accelerated our construction program by building and opening 113 new screens during the year. The majority of these were complexes housing 10 auditoriums each. In 1996 we plan to open 200-250 screens through our construction program.
     We feel the future holds much promise for Carmike. We enter 1996 with a strong balance sheet and the ability to continue our growth strategy.


/s/ Carl L. Patrick, Sr.                      /s/ Michael. W. Patrick
------------------------                      -----------------------
Carl L. Patrick, Sr.                          Michael W. Patrick
Chairman                                      President

(PHOTO)

     Supervision of the finances of the Company is in the capable hands of John
O. Barwick, III (right), Vice President-Finance. He is responsible for all the financial affairs of the Company, including financial reporting, acquisitions, banking and shareholder relations. J.D. Bradley (left) is the Budget Director.

     The top grossing film of 1995 was "Batman Forever" starring Val Kilmer, Tommy Lee Jones, Jim Carrey and Nicole Kidman. The film grossed nearly $185 million in 1995. (pictured at left) Jim Carrey as the Riddler.

(PHOTO)

        Our proprietary computer system, "IQ Zero," which we believe is the best in the industry, is custom designed for Carmike. Supervising this operation is Larry Adams, Vice President-Informational Systems (standing, left). Pictured with Larry is Controller, Matt Citrin and Human Resources Director, Sadie Harper.

        "Apollo 13," directed by Ron Howard and starring Tom Hanks, Kevin Bacon, Bill Paxton, Gary Sinise and Ed Harris, brought in over $184 million in 1995, making it the second highest grossing picture of the year. (pictured at left) Bill Paxton, Kevin Bacon and Tom Hanks.

(PHOTO)

     Fred Van Noy, Vice President-General Manager, has the responsibility of supervising the operation of all of Carmike's screens. He is assisted in this task by four Division Managers and 17 Distict Managers..
     Marilyn Grant, Vice President-Advertising has the task of letting the public know in advance what is playing on all Carmike screens through an extensive advertising program. She works closely with all the film companies in selling their pictures on our screens.

     Bringing toys to life with the aid of computer animation, Disney's "Toy Story" brought in over $146 million making it the third highest grossing film of 1995. (pictured at left) Characters from "Toy Story".

(PHOTO)

     Carmike has grown almost ten fold in its short history. Lamar Fields, Vice President - Development (center) has the primary responsibility for all construction, leases and insurance. Assisting Lamar in his many duties is his capable staff, which includes Brenda Blum and George Wilcox.

     An Academy Award(R) winning score and beautiful animation in Disney's classic style, brought "Pocahontas" to life. Making over $141 million, Pocahontas became the fourth highest grossing film of 1995. (pictured at right) Characters from "Pocahontas".

     The film that plays in the theatres is by far the most important ingredient in our operation and the cost of film is by far our biggest single item of expense.
     Heading this department is Vice President-Film, Anthony Rhead (second from left) and his three film buyers, (left to right) Larry Collins, Bob Scarborough, and Tom Sawyer. They supervise the buying and booking of all pictures that play on Carmike's screens throughout the country.

     In his second outing as Ace Ventura, Jim Carrey ventured from Mongolia to the wilds of Africa and brought in over $104 million making "Ace Ventura 2 - When Nature Calls" the fifth highest grossing film of 1995. (pictured at right) Jim Carrey as "Ace Ventura".

     Whether it's popcorn, Coca-Cola(TM) or candy, our Vice President - Concessions, Matt Shirley (left), makes it happen. He is responsible for the purchase and sale of our concession items and the satisfaction of the customer. Matt performs a very important job for Carmike.
     While film is our most important product, it cannot be completely enjoyed without the proper environment, and Jim Davis (right), our Vice President-Technical, has the responsibility. He insures that the seats, air conditioning, heating and the projection and sound equipment all contribute to a relaxing and enjoyable experience.

     Combining computer animation with live-action footage brought ghostly characters to life and made "Casper" the sixth highest grossing film of 1995 making over $100 million. (pictured at right) Bill Pullman and ghostly co-stars from "Casper".

     Of primary concern to Carmike, is the comfort of our patrons. That is why we are a leader in the industry. We are continually looking for new ways to improve the cinamatic experience. We incorporate Lucasfilm's THX(R) Digital surround sound systems into the design of our new comlexes. These complexes are regulary tested by sound engineers to ensure that the strictest sound quality standards are met.

     Carmike uses high quality seats to provide the utmost in comfort to our patrons.

     At Carmike we are committed to bringing the movies to life.

(PHOTO)

(pictured at right) Carmike Cinemas 7; Columbus, Georgia

(pictured below) Peachtree Cinemas 8; Columbus, Georgia

(PHOTO)

       SOUTHERN DIVISION
         LOUIS HOURANY
        DIVISION MANAGER
   (pictured at bottom left)

       DISTRICT MANAGERS

         VICTOR ALLEN
       HORACE RICHARDSON
         DAVID SAVAGE
        DAVID THILGES


       WESTERN DIVISION

         GARY GREEN
      DIVISION MANAGER
   (pictured at top left)


      DISTRICT MANAGERS

         GENE HOMER
       SHARON SALINAS
        TOBY BRISTER
         PHIL CARDIN
       GARY KRANNACKER


     MIDWESTERN DIVISION
        SHIRLEY BARNES
       DIVISION MANAGER
  (pictured at bottom right)

      DISTRICT MANAGERS

        ED ARMSTRONG
       MIKE GARFIELD
       DEBRA TRIPLITT


    NORTHEASTERN DIVISION
           KEN LEHMAN
       DIVISION MANAGER
   (pictured at top right)


       DISTRICT MANAGERS
          BOB JOHNSON
          RANDY BOLEMAN
        MICHAEL LUBENSKY
        JAMES HAWBECKER

Board of Directors and Shareholders
Carmike Cinemas, Inc.


We have audited the accompanying consolidated balance sheets of Carmike Cinemas, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carmike Cinemas, Inc. and subsidiaries at December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note I to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.



                                         Ernst & Young LLP


Columbus, Georgia
February 6, 1996

(in thousands, except for share data)
                                                                           December 31
                                                                        1995         1994
                                                                        ----         ----
ASSETS
CURRENT ASSETS
     Cash and cash equivalents. . . . . . . . . . . . . . . . .       $  11,345     $  17,872
     Short-term investments . . . . . . . . . . . . . . . . . .       $   7,502     $   4,815
     Recoverable construction allowances under capital leases         $   4,300     $   1,100
     Accounts and notes receivable                                    $   7,911     $   2,714
     Inventories. . . . . . . . . . . . . . . . . . . . . . . .       $   2,936     $   1,939
     Prepaid expenses . . . . . . . . . . . . . . . . . . . . .       $   5,632     $   5,025
                                                                      ---------     ---------
                                           TOTAL CURRENT ASSETS       $  39,626     $  33,465
   OTHER ASSETS
     Investments in and advances to partnerships                      $   4,973     $   4,631
     Other. . . . . . . . . . . . . . . . . . . . . . . . . . .       $   2,331     $   2,375
                                                                      ---------     ---------
                                                                      $   7,304     $   7,006
   PROPERTY AND EQUIPMENTNNotes B, C, D and F
     Land . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  38,841     $  31,835
     Buildings and improvements . . . . . . . . . . . . . . . .       $ 119,504     $  88,500
     Leasehold improvements . . . . . . . . . . . . . . . . . .       $ 133,273     $ 107,155
     Leasehold interests. . . . . . . . . . . . . . . . . . . .       $  49,758     $  42,581
     Equipment  . . . . . . . . . . . . . . . . . . . . . . . .       $ 143,029     $ 111,780
                                                                      ---------     ---------
                                                                      $ 484,405     $ 381,851
   Accumulated depreciation and amortization                          $(112,554)    $ (87,880)
                                                                      ---------     ---------
                                                                      $ 371,851     $ 293,971
   EXCESS OF PURCHASE PRICE OVER NET
     ASSETS OF BUSINESSES ACQUIRED. . . . . . . . . . . . . . .       $  59,231     $  43,156
                                                                      ---------     ---------
                                                                      $ 478,012     $ 377,598
                                                                      =========     =========

                                                                                                   December 31
                                                                                        1995                         1994
                                                                                        ----                         ----
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 24,873                      $ 23,478
     Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 19,102                      $ 11,327
     Current maturities of long-term debt, senior notes
       and capital lease obligations  . . . . . . . . . . . . . . . . . . . . .       $ 12,205                      $  9,352
                                                                                      --------                      --------
                                                      TOTAL CURRENT LIABILITIES       $ 56,180                      $ 44,157

LONG-TERM DEBT, less current maturities-Note D. . . . . . . . . . . . . . . . .       $ 79,214                      $  3,495
SENIOR NOTES-Note E . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $107,792                      $118,182
CAPITAL LEASE OBLIGATIONS, less current maturities-Note F . . . . . . . . . . .       $ 27,996                      $ 19,245
CONVERTIBLE SUBORDINATED DEBT-Note C. . . . . . . . . . . . . . . . . . . . . .       $  3,303                      $  3,051
DEFERRED INCOME TAXES-Note I. . . . . . . . . . . . . . . . . . . . . . . . . .       $ 18,433                      $ 17,512
SHAREHOLDERS' EQUITY-Notes D, E, G, and H

     Class A Common Stock, $.03 par value, authorized 22,500,000 shares,
       issued and outstanding 9,745,101 and 9,738,101 shares, respectively            $    292                      $    292
     Class B Common Stock, $.03 par value, authorized 5,000,000 shares,
       issued and outstanding 1,420,700 shares. . . . . . . . . . . . . . . . .       $     43                      $     43
     Paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 99,814                      $ 99,763
     Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 84,945                      $ 71,858
                                                                                      --------                      --------
                                                                                       185,094                       171,956
                                                                                      --------                      --------
                                                                                      $478,012                      $377,598
                                                                                      ========                      --------


See accompanying notes.

                        (in thousands, except for per share data)               Years Ended December 31
                                                                            1995           1994       1993
Revenues:
  Admissions . . . . . . . . . . . . . . . . . . . . . . . . . .            $253,691    $232,134   $167,294
  Concessions and other. . . . . . . . . . . . . . . . . . . . .            $111,058    $ 95,485   $ 74,504
                                                                            --------    --------   --------
                                                                            $364,749    $327,619   $241,798
Costs and Expenses:
  Film exhibition costs. . . . . . . . . . . . . . . . . . . . .            $135,654    $123,610   $ 90,874
  Concession costs . . . . . . . . . . . . . . . . . . . . . . .            $ 14,959    $ 12,241   $  9,406
  Other theatre operating costs. . . . . . . . . . . . . . . . .            $143,682    $118,905   $ 86,498
  General and administrative   . . . . . . . . . . . . . . . . .            $  5,482    $  5,092   $  4,710
  Depreciation and amortization. . . . . . . . . . . . . . . . .            $ 27,216    $ 22,544   $ 16,255
                                                                            --------    --------   --------
                                                                            $326,993    $282,392   $207,743
                                                                            --------    --------   --------
                                                OPERATING INCOME            $ 37,756    $ 45,227   $ 34,055
Interest expense . . . . . . . . . . . . . . . . . . . . . . . .            $ 16,031    $ 17,028   $ 14,282
                                                                            --------    --------   --------
                INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT
                        OF CHANGE IN ACCOUNTING FOR INCOME TAXES            $ 21,725    $ 28,199   $ 19,773
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .            $  8,638    $ 11,246   $  7,912
                                                                            --------    --------   --------
                       INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
                                  IN ACCOUNTING FOR INCOME TAXES            $ 13,087    $ 16,953   $ 11,861
Cumulative effect of change in accounting for
  income taxes Note-I  . . . . . . . . . . . . . . . . . . . . .                 -0-         -0-        390
                                                                            --------    --------   --------
                                                      NET INCOME            $ 13,087    $ 16,953   $ 12,251
                                                                            ========    ========   ========
Weighted average common shares outstanding . . . . . . . . . . .            $ 11,260    $  8,477   $  7,917
                                                                            ========    ========   ========
Earnings per share:. . . . . . . . . . . . . . . . . . . . . . .
  Income before cumulative effect of change in
    accounting for income taxes. . . . . . . . . . . . . . . . .            $   1.16    $   2.00   $   1.50
  Cumulative effect of change in accounting
    for income taxes . . . . . . . . . . . . . . . . . . . . . .                  -0-         -0-       .05
                                                                            --------    --------   --------
                                            NET INCOME PER SHARE            $   1.16    $   2.00   $   1.55
                                                                            ========    ========   ========

  See accompanying notes.

(in thousands)                                                                    Years Ended December 31
                                                                            1995            1994             1993
                                                                            ----            ----             ----
OPERATING ACTIVITIES
  Net income. . . . . . . . . . . . . . . . . . . . . . . . . .             $ 13,087        $ 16,953         $ 12,251

  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation and amortization . . . . . . . . . . . . . .             $ 27,216        $ 22,544         $ 16,255
      Deferred income taxes . . . . . . . . . . . . . . . . . .                  921           1,674              691
      Gain on sales of property and equipment                                   (723)           (122)            (932)
      Changes in operating assets and liabilities:
        Accounts and notes receivable                                         (5,197)          1,692             (909)
        Inventories . . . . . . . . . . . . . . . . . . . . . .                 (997)           (376)            (300)
        Prepaid expenses. . . . . . . . . . . . . . . . . . . .                 (607)         (1,399)            (911)
        Accounts payable. . . . . . . . . . . . . . . . . . . .                1,395           2,721            2,929
        Accrued expenses. . . . . . . . . . . . . . . . . . . .                7,775           3,597           (2,908)
                                                                            --------        --------         --------
                      NET CASH PROVIDED BY OPERATING ACTIVITIES               42,870          47,284           26,166
INVESTING ACTIVITIES
  Purchases of property and equipment . . . . . . . . . . . . .              (58,035)        (29,096)         (33,466)
  Purchases of assets from other theatre operators. . . . . . .              (64,485)        (51,050)         (11,200)
  Acquisition of remaining interest in Westwynn Theatres, Inc..
     net of cash acquired . . . . . . . . . . . . . . . . . . .                  -0-             -0-           (8,774)

  Proceeds from sales of property and equipment . . . . . . . .                2,232             860            1,466
  Decrease (increase) in:
    Short-term investments. . . . . . . . . . . . . . . . . . .               (2,687)         17,189           (3,506)
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . .                 (458)         (2,493)          (1,304)

                          NET CASH USED IN INVESTING ACTIVITIES             (123,433)        (64,590)         (56,784)
                                                                            --------        --------         --------
FINANCING ACTIVITIES
  Debt:
    Additional borrowings . . . . . . . . . . . . . . . . . . .              392,689         110,950           29,275
    Repayments. . . . . . . . . . . . . . . . . . . . . . . . .             (315,504)       (146,468)          (5,656)
  Issuance of Class A Common Stock                                                51          61,147              806
  Due from lessor under capital leases                                        (3,200)         (1,100)             -0-
                                                                            --------        --------         --------
                      NET CASH PROVIDED BY FINANCING ACTIVITIES               74,036          24,529           24,425
                                                                            --------        --------         --------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (6,527)          7,223           (6,193)
Cash and cash equivalents at beginning of year. . . . . . . . .               17,872          10,649           16,842
                                                                            --------        --------         --------
               CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 11,345        $ 17,872         $ 10,649
                                                                            ========        ========         ========

See accompanying notes.

                                                               Class A             Class B
                                                             Common Stock        Common Stock
                                                           ---------------     -----------------
                                                           Shares    Amount    Shares     Amount
                                                           ------    ------    ------     ------
BALANCES AT DECEMBER 31, 1992                                6,632       $199     1,421      $43

Issuance of Class A Common Stock
  on exercise of stock options. . . . . . . . . .               93          2       -0-      -0-
Issuance of Treasury shares-Note C. . . . . . . .              -0-        -0-       -0-      -0-
Net income. . . . . . . . . . . . . . . . . . . .              -0-        -0-       -0-      -0-
                                                             -----       ----     -----      ---
                    BALANCES AT DECEMBER 31, 1993            6,725       $201     1,421      $43

Issuance of Class A Common Stock:
  Public offering . . . . . . . . . . . . . . . .            2,705         81       -0-      -0-
  Exercise of warrant . . . . . . . . . . . . . .              250          8       -0-      -0-
  Exercise of stock options . . . . . . . . . . .               58          2       -0-      -0-
Net income. . . . . . . . . . . . . . . . . . . .              -0-        -0-       -0-      -0-
                                                             -----       ----     -----      ---
                    BALANCES AT DECEMBER 31, 1994            9,738        292     1,421       43

ISSUANCE OF CLASS A COMMON STOCK
  ON EXERCISE OF STOCK OPTION . . . . . . . . . .                7        -0-       -0-      -0-
NET INCOME. . . . . . . . . . . . . . . . . . . .              -0-        -0-       -0-      -0-
                                                             -----       ----     -----      ---
                    BALANCES AT DECEMBER 31, 1995            9,745       $292     1,421      $43
                                                             =====       ====     =====      ===


See accompanying notes.

                                                                                           Class A Common Stock
                                                                                               in Treasury
                                                           Paid-in   Retained              --------------------
                                                           Capital   Earnings      Shares      Amount      Total
                                                           -------   --------      ------      ------      -----
BALANCES AT DECEMBER 31, 1992                              $35,519   $42,654         500      $(2,687)   $ 75,728

Issuance of Class A Common Stock
  on exercise of stock options. . . . . . . . . .              804       -0-         -0-          -0-         806
Issuance of Treasury shares-Note C. . . . . . . .          $ 3,298       -0-        (330)       1,773       5,071
Net income. . . . . . . . . . . . . . . . . . . .              -0-    12,251         -0-          -0-      12,251
                                                           -------   -------        ----      -------    --------
                    BALANCES AT DECEMBER 31, 1993           39,621    54,905         170         (914)     93,856

Issuance of Class A Common Stock:
  Public offering . . . . . . . . . . . . . . . .           56,784       -0-        (170)         914      57,779
  Exercise of warrant . . . . . . . . . . . . . .            2,867       -0-         -0-          -0-       2,875
  Exercise of stock options . . . . . . . . . . .              491       -0-         -0-          -0-         493
Net income. . . . . . . . . . . . . . . . . . . .              -0-    16,953         -0-          -0-      16,953
                                                           -------   -------        ----      -------    --------
                    BALANCES AT DECEMBER 31, 1994           99,763    71,858         -0-          -0-     171,956

ISSUANCE OF CLASS A COMMON STOCK
  ON EXERCISE OF STOCK OPTION . . . . . . . . . .               51       -0-         -0-          -0-          51
NET INCOME. . . . . . . . . . . . . . . . . . . .              -0-    13,087         -0-          -0-      13,087
                                                           -------   -------        ----      -------    --------
                    BALANCES AT DECEMBER 31, 1995          $99,814   $84,945         -0-          -0-    $185,094
                                                           =======   =======        ====      =======    ========

December 31, 1995

NOTE A-SIGNIFICANT ACCOUNTING POLICIES

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

SHORT-TERM INVESTMENTS: Short-term investments consist principally of U.S. Government securities with maturity dates less than one year from date of purchase and are stated at cost which approximates market.

INVENTORIES: Inventories, principally concessions and theatre supplies, are stated at the lower of cost (first-in, first-out method) or market.

INVESTMENT IN PARTNERSHIPS: The Company is a partner in four partnerships which operate motion picture theatres. The investments in these partnerships are accounted for by the equity method whereby the cost of the investment is adjusted to reflect the Company's equity in the earnings or losses of the partnership less withdrawals made by the Company. The Company's equity in the earnings of these partnerships amounted to approximately $405,000, $568,000 and $744,000 for each of the years in the period ended December 31, 1995.

PROPERTY AND EQUIPMENT: Property and equipment are carried at cost. Depreciation is computed by the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying Consolidated Statements of Income.

ACCRUED EXPENSES: Accrued expenses include accrued property taxes of approximately $2.7 million and $2.6 million at December 31, 1995 and 1994, respectively.

ADVERTISING: The Company expenses advertising costs when incurred.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

BENEFIT PLANS: The Company has a non-qualified deferred compensation plan for certain of its executive officers. Under this plan, the Company contributes ten percent of the employeeOs taxable compensation to a trust designated for the employee. The Company also has a discretionary benefit plan for certain non-executive employees. Contributions to this plan are at the discretion of the Company's executive management.

Expenses related to these plans are not material to the Company's operations.

STOCK BASED COMPENSATION: The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants. The Company plans to continue to account for stock options in accordance with APB Opinion No. 25.

EARNINGS PER COMMON SHARE: Primary earnings per common share are based on the weighted average common shares outstanding, adjusted for the incremental shares attributed to outstanding options to purchase common stock which are calculated using the treasury stock method.

In November 1994, the Company sold 2,875,000 shares of its Class A
Common Stock pursuant to a public offering. Net proceeds of approximately $58.2 million were used, in part, to retire certain outstanding debt of the Company. If the transaction had occurred as of January 1, 1994, the net earnings per share would have been $1.80 per share for the year ended December 31, 1994.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:
In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of 1996; how-ever, the Company has not completed the calculations necessary to determine the effect of adoption.

CHANGES IN PRESENTATION: Certain amounts in the accompanying financial statements have been reclassified to conform with the 1995 presentation of the financial statements.

NOTE B-ACQUISITIONS
The Company's acquisitions in 1995, 1994 and 1993 have been accounted for under the purchase method of accounting. Under the purchase method of accounting, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements as of their respective acquisition dates. The assets and liabilities of acquired businesses are included based on an allocation of the purchase price.

In separate transactions, the Company acquired certain assets and businesses as follows:

----------------------------------------------------------------------------------------------
                                         Approximate
                                          Purchase       Number      Number
                                           Price           of         of       Effective
Seller                                 (in thousands)    Theatres    Screens    Date
-------------------------------------  --------------   ---------    -------   ---------------
1995
Carolina Cinema, Corp.                    $   750         2            7        Feb. 10,1995
Theatre Developers, Inc.                    1,200         1            8        Feb. 24, 1995
Floyd Theatres, Inc.
 and affiliates                            11,300        21           83        Mar. 17, 1995
Rocky Mountain Cinema
 Partners                                   1,585         5           11        May 5, 1995
Plitt Theatres, Inc.                      $22,000        28          145        June 2, 1995
Midcontinent Theatres, Inc.               $19,000        14           67        Oct. 13, 1995
Cinemark, USA                               8,000        10           46        Nov. 10, 1995
Theatre Consulting
 and Management                               650         2           10        Nov. 10, 1995
                                          -------        --          ---
                                          $64,485        83          377
                                          =======        ==          ===
1994
General Cinema Corp.
 and subsidiaries                         $ 6,400         6           28        Jan. 21, 1994
General Cinema Corp.
 of Louisiana                               5,800         4           20        May 20, 1994
Cinema World, Inc.                         38,100        38          176        May 20, 1994
                                          $50,300        48          224
                                          -------        --          ---
1993
  Manos Enterprises, Inc.                 $11,200        19           80        Nov. 19, 1993
                                          =======        ==          ===
----------------------------------------------------------------------------------------------


The excess of purchase price over net assets of businesses acquired has been recorded as an intangible asset. Amounts recorded were $16.7 million in 1995, $18.7 million in 1994, and $3.2 million in 1993.

Pro-forma results have not been preseneted for those acquisitions which were not significant during the year presented. The pro-forma unaudited results of operations below do not purport to represent what the Company's actual results of operations would have been had acquisitions occurred on January 1 of the year presented and should not serve as a forecast of the Company's operating results for any future periods.

Unaudited pro-forma results for the 1995 acquisitions of Floyd
Theatres, Inc., Plitt Theatres, Inc., Midcontinent Theatres, Inc., and Cinemark, USA are as follows (in thousands, except for per share data):

-------------------------------------------
                    Year Ended December 31
                    1995             1994
                    ----             ----
Revenues. . . . . .    $390,605    $384,016
                       ========    ========
Net income. . . . .    $ 11,545    $ 18,157
                       ========    ========
Earnings per share.    $   1.03    $   2.14
                       ========    ========
-------------------------------------------

The above pro-forma income statement data gives effect to the 1995 acquisitions of assets as if those acquisitions had occurred at January 1, 1994.
Unaudited pro-forma results of the 1994 acquisition of Cinema World, Inc. are as follows (in thousands, except per share data):

-----------------------------------------------------------
                                     Year Ended December 31
                                         1994        1993
                                         ----        ----
Revenues. . . . . . . . . . . . . . .   $341,022  $278,836
                                        ========  ========
Net income. . . . . . . . . . . . . .   $ 17,456  $ 12,663
                                        ========  ========
Earnings per share before cumulative
effect of change in accounting. . . .   $   2.06  $   1.60
                                        ========  ========
-----------------------------------------------------------

The above pro-forma income statement data gives effect to the acquisition of assets from Cinema World, Inc. as if the acquisition had occurred at January 1, 1993.

The pro-forma adjustments for the 1995 and 1994 acquisitions are based upon available information and certain assumptions that management believes reasonable. The adjustments to the historical data are as follows:

a. General and administrative costs were reduced to reflect the incremental amount of general and admin-istrative costs the Company estimates it would have incurred over the applicable time period.
b. Depreciation expense was adjusted to reflect depreciation based upon the Company's allocation of the acquisition purchase price.
c. Interest expense has been adjusted to reflect debt incurred at borrowing rates of 6.0% for 1995 and 5% for 1994.
d. Income taxes have been adjusted to reflect the Company's effective tax rate.

NOTE C-ACQUISITION OF
WESTWYNN THEATRES, INC.

Effective August 29, 1991, the Company along with certain former shareholders of Excellence Theatres Corporation ("Excellence") and certain other investors formed Westwynn Theatres, Inc. ("Westwynn"). Westwynn then acquired substantially all the assets, interests and rights and assumed certain defined liabilities of Excellence. In connection with the formation of Westwynn and the acquisition of the assets of Excellence, the Company invested $2.8 million in cash and contributed to Westwynn certain operating theatres and land with a book value of $6.48 million. In exchange, the Company received 6,400 shares of Westwynn's Senior Preferred Stock, 4,625 shares of Westwynn's 9% Junior Preferred Stock and three operating theatres with an appraised value of approximately $1.2 million. Both the Senior and Junior Preferred Stock were non-voting and had preference in liquidation to all other classes of Westwynn capital stock. The Company recorded its investment in Westwynn at the book value of the assets and cash contributed to Westwynn even though the appraised value of the equity securities and property received exceeded that amount. The Company accounted for its investment in Westwynn under the cost method. During the year ended December 31, 1993, the Company recognized income of $207,000, relating to its ownership of Westwynn's 9% Junior Preferred Stock.

On June 22, 1993, the Company agreed in principle to a transaction (effective June 11, 1993) ("the Westwynn Transaction") to purchase the remaining securities of Westwynn that it did not previously own for a purchase price of approximately $19.78 million (net of liabilities assumed). The Westwynn Transaction was closed on July 23, 1993. In connection with the Westwynn Transaction, the Company issued 330,000 shares of its Class A Common Stock (out of shares previously held as Treasury Stock), a $4.0 million face value zero coupon convertible subordinated note maturing June 1, 1998 (fair market value of approximately $3.3 million and $3.1 million at December 31, 1995 and 1994, respectively) and paid $11,780,000 in cash for the retirement of Westwynn subordinated notes and the purchase of certain Westwynn equity securities.

The excess of the purchase price over the net assets acquired
(approximately $16 million) has been recorded as an intangible asset. The Westwynn Transaction has been accounted for using the purchase method and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired based on their estimated fair value at the date of acquisition. The results of operations of Westwynn are included in the accompanying consolidated income statements from the effective date. Westwynn operated 92 theatres (355 screens) at June 11, 1993.

The pro-forma unaudited results of operations for the year ended December 31, 1993, assuming consummation of the Westwynn Transaction as of January 1, 1993, are as follows (in thousands, except for per share data):

      Total revenues. . . . . . . . . . . .    $263,418
                                               ========
      Net income. . . . . . . . . . . . . .    $ 11,559
                                               ========
      Earnings per share before cumulative
        effect of change in accounting. . .    $   1.42
                                               ========

The pro-forma results include adjustments to reflect (i) loss of interest income from use of investments or the incurrence of interest expense to fund the Westwynn Transaction; (ii) depreciation and amortization of assets acquired; (iii) elimination of certain general and administrative costs; and
(iv) the income tax effect of such pro-forma adjustments.

The Company managed the operations of Westwynn through June 11, 1993 pursuant to a management agreement (the "Management Agreement"). During the term of the Management Agreement, the Company had the sole responsibility and sole and exclusive authority to manage and operate Westwynn, subject to the general supervision of the board of directors of Westwynn and certain contractual limitations relating to the ability to enter into debt and non-film rental agreements, authorization of capital expenditures and construction of new theatres or to discontinue operations of existing theatres. The Company earned management fees of $790,000 for the year ended December 31, 1993, from Westwynn and its predecessor.


NOTE D-LONG-TERM DEBT

Long-term debt consists of the following (in thousands):


----------------------------------------------------------------------
                                                   December 31
                                            1995               1994
                                            ----               ----
Revolving credit facility                 $76,500            $   -0-
Industrial Revenue Bonds; payable
  in equal installments through May
  2006, with interest ranging from
  3.90% to 8.25% . . . . . . . . .          2,942              3,175
Term Loan                                     875              1,750
Other indebtedness                            -0-                471
                                          -------              -----
                                           80,317              5,396
Less current maturities                    (1,103)            (1,901)
                                          -------              -----
                                          $79,214             $3,495
                                          =======              =====
----------------------------------------------------------------------


On May 4, 1994, the Company entered into a credit agreement (the
"Agreement") with four banks to provide a revolving line of credit of up to $100 million for working capital, acquisitions and other general corporate purposes. The Agreement has a three year revolving credit period, which can be extended, upon the mutual consent of the Company and the banks, for one year periods and will convert to a four year term loan at the end of the revolving credit period. The Company has the option to borrow at rates based on either the bank base rate or LIBOR + .4375% (effective rate of 6.27% at December 31, 1995) and is required to pay annual fees of .125% on the full amount of the facility and annual fees of .075% on the unused part of the commitment. The interest rate, facility fees and commitment fees are subject to adjustment based upon the Company's ratio of total debt to defined cash flows. At December 31, 1995, the Company had $76.5 million outstanding under this facility. The Company has classified all amounts as long-term in the accompanying Consolidated Balance Sheet. The agreement contains certain restrictive provisions which, among other things, limit additional indebtedness of the Company, limit dividend and other defined restricted payments, require that certain debt to capitalization ratios be maintained and require minimum levels of cash flows.

The Company has an Amended and Restated Term Loan Agreement (the "Term Loan") which provides for payment of equal quarterly installments of principal of $291,667 plus accrued interest through July 1996. The interest rate at December 31, 1995 has been fixed at 9.72% through July 1996. The Term Loan contains certain restrictive provisions which, among other things, limit additional indebtedness and require the Company to maintain minimum levels of net worth and cash flows.

On May 1, 1996, the holders of the Industrial Revenue Bonds have the right to require the Company to repurchase, for the then outstanding principal amount, all bonds still outstanding at such date. The Company, if the bonds are called, will replace the bonds with other long-term debt.


Interest paid and interest capitalized were as follows (in thousands):

--------------------------------------------------------------------------------
Year Ended December 31             Interest Paid            Interest Capitalized
----------------------             -------------            --------------------
    1995. . . . . . . . . .         $13,264                             $794
    1994. . . . . . . . . .         $16,398                             $408
    1993. . . . . . . . . .         $15,562                             $515
--------------------------------------------------------------------------------


Aggregate principal payments on long-term debt as of December 31, 1995 are as follows (in thousands):

    1996. . . . . . . . . . . . .   $ 1,103
    1997. . . . . . . . . . . . .   $76,743
    1998. . . . . . . . . . . . .   $   252
    1999. . . . . . . . . . . . .   $   263
    2000. . . . . . . . . . . . .   $   263
    Thereafter. . . . . . . . . .   $ 1,693
                                    -------
                                    $80,317
                                    =======

NOTE E-SENIOR NOTES
The Company has outstanding various unsecured notes payable to institutional investors (collectively the "Senior Notes") as follows (in thousands):

------------------------------------------------------------
                                          December 31
                                       1995          1994
                                      -----          -----
10.53% Senior Notes, due 2005. . .    $ 68,182     $75,000
7.90% Senior Notes, due 2002 . . .      25,000      25,000
7.52% Senior Notes, due 2003 . . .      25,000      25,000
                                      --------     -------
                                       118,182     125,000
Less current maturities. . . . . .     (10,390)     (6,818)
                                      --------     -------
                                      $107,792    $118,182
                                      ========    ========
------------------------------------------------------------

The 7.52% Senior Notes provide for annual principal payments of $3.6 million beginning March 1, 1997 through maturity. The 7.9% Senior Notes provide for annual principal payments of $3.6 million beginning March 1, 1996 through maturity. The 10.53% Senior Notes provide for annual principal payments of $6.8 million beginning June 1, 1995 through maturity. Loan fees of approximately $908,000 applicable to the 10.53% Senior Notes were capitalized and are being amortized over the life of the 10.53% Senior Notes.


The agreements pursuant to which each of the above Senior Notes were issued contain certain restrictive provisions which, among other things, limit additional indebtedness of the Company and require minimum levels of net worth and cash flows.

NOTE F-LEASES

Certain of the Company's theatres and equipment are leased under non-cancellable leases expiring in various years through 2023. The theatre leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount, and the payment of property taxes, common area maintenance, insurance and repairs. The Company, at its option, can renew a substantial portion of its theatre leases, at the then fair rental rate, for various periods with the maximum renewal period totaling 40 years.

Property and equipment includes the following amounts related to capital lease assets (in thousands):


--------------------------------------------------------------------------
                                                        December 31
                                                  1995              1994
                                                  ----              ----
Buildings and improvements. . . . . . .         $31,140            $22,668
Equipment . . . . . . . . . . . . . . .           2,877              3,872
                                                -------            -------
                                                 34,017             26,540
Less accumulated amortization . . . . .          (8,804)            (7,809)
                                                -------            -------
                                                $25,213            $18,731
                                                =======            =======
--------------------------------------------------------------------------


Future minimum payments, by year and in aggregate, under capital leases and non-cancelable operating leases with terms over one year as of December 31, 1995 are as follows (in thousands):



-------------------------------------------------------------
                           Operating Leases    Capital Leases
                           ----------------    --------------
        1996. . . . . . . . .      $ 40,135           $ 4,177
        1997. . . . . . . . .        37,909             4,181
        1998. . . . . . . . .        36,498             4,186
        1999. . . . . . . . .        33,097             4,070
        2000. . . . . . . . .        31,806             4,026
        Thereafter. . . . . .       214,750            54,299
                                   --------           -------
Total minimum lease payments        394,195            74,939
                                   ========
Less amounts representing interest . . . . . . . .    (46,231)
                                                      -------
Present value of future minimum
 lease payments  . . . . . . . . . . . . . . . . .     28,708

Less current maturities. . . . . . . . . . . . . .       (712)
                                                      -------
                                                      $27,996
                                                      =======
-------------------------------------------------------------

Rent expense for each of the three years in the period ended December 31, 1995 was approximately $45.6 million, $36.1 million and $26.1 million, respectively.

NOTE G-STOCK OPTION PLAN
The Company has a Stock Option Plan covering 700,000 shares of Class A Common Stock. Key employees may be granted options at terms (purchase price, expiration date and vesting schedule) established at the date of grant by a committee of the Company's Board of Directors. Options granted through December 31, 1995, have been at a price which is approximately equal to fair market value on the date of the grant.

 Changes in outstanding stock options were as follows (in thousands):

--------------------------------------------------------------------------------------------------------
                                                    Exercise Price Per Share
                                                    ------------------------
                                    $6.00           $8.50           $9.00           $18.00         Total
                                    -----           -----           -----           ------         -----
Stock options outstanding
       at December 31, 1992           5             210               58             -0-            (273)
       Exercised                     (4)            (54)             (35)            -0-             (93)
                                     ---            ---              ---            ----            ----
Stock options outstanding
       at December 31, 1993           1             156               23             -0-             180
       Issued                        -0-            -0-              -0-             143             143
       Exercised                     -0-            (56)              (2)            -0-             (58)
                                     ---            ---              ---            ----            ----
Stock options outstanding
       at December 31, 1994           1             100              (21)            143             265
          Exercised                  -0-             (7)             -0-             -0-              (7)
                                     ---            ---              ---            ----            ----
   Stock options outstanding
          at December 31, 1995        1              93              (21)           (143)           (258)
                                     ===            ===              ===            ====            ====

The Company had 160,000 shares available for grant as of December 31, 1995 and 1994.

At December 31, 1995, all the above options were exercisable except for the $18.00 options which become exercisable on March 16, 1997.

NOTE H SHAREHOLDERS' EQUITY

The Company's authorized capital consists of 22.5 million shares of Class A Common Stock, $.03 par value, 5 million shares of Class B Common Stock, $.03 par value, and 1 million shares of Preferred Stock, $1.00 par value. Each share of Class A Common Stock entitles the holder to one vote per share, whereas a share of Class B Common Stock entitles the holder to ten votes per share. Each share of Class B Common Stock is entitled to cash dividends, when declared, in an amount equal to 85% of the cash dividends payable on each share of Class A Common Stock. Additionally, Class B Common Stock is convertible at any time by the holder into an equal number of shares of Class A Common Stock.

In connection with the Westwynn acquisition (see Note C), the Company issued a $4 million face value zero coupon convertible subordinated note (the "Convertible Note") maturing June 1, 1998 and convertible, at the holder's option, into 100,000 shares of Carmike Class A Common Stock.

The Company has shares of Class A Common Stock reserved for future issuance as follows (in thousands):

------------------------------------------------------------------------------
                                                               December 31
                                                            1995        1994
                                                            ----        ----
           Stock option plan                                 418         425
           Convertible Note                                  100         100
           Conversion rights of Class B Common Stock       1,421       1,421
                                                           -----       -----
                                                           1,939       1,946
                                                           =====       =====

NOTE I-INCOME TAXES
Effective January 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. The change in the deferred income tax liability at January 1, 1993, results primarily from recording deferred taxes relative to differences between the tax bases of property and equipment and their book bases in accordance with Statement 109. These differences arose in connection with prior purchase business combinations.

The cumulative effect of the change increased net income by $390,000, or $.05 per share in the first quarter of 1993.

The provision for income taxes is summarized as follows (in thousands):

-----------------------------------------------------------------------------------
                                                       Years Ended December 31
                                                    1995           1994         1993
                                                    ----           ----         ----
Current
    Federal                                       $6,255        $ 7,165       $5,241
    State                                          1,462          1,860        1,590
Deferred                                             921          2,221        1,081
                                                  ------         ------       ------
                                                  $8,638        $11,246       $7,912
                                                  ======        =======       ======

Significant components of the Company's deferred tax liabilities (assets) are as follows (in thousands):

------------------------------------------------------------------------------------
                                                                  December 31
                                                            1995             1994
                                                            ----             ----


Financial statement bases of property
  and equipment over tax bases                             $18,135          $18,142
Westwynn net operating loss
  carry forward                                             (1,121)          (1,971)
Deferred rent                                               (1,171)            (747)
Income taxes payable for prior years                         2,518            1,672
  Other                                                         72              416
                                                           -------          -------
                                                           $18,433          $17,512
                                                           =======          =======

A reconciliation of income taxes at the federal income tax rate and income taxes as reflected in the consolidated financial statements follows (in thousands):

------------------------------------------------------------------------------------
                                                     Year Ended December 31
                                                  1995        1994        1993
                                                  ----        ----        ----

Income taxes at
  statutory rates                                 $7,604      $9,870      $6,821
Plus state income taxes,
  net of federal tax benefit                       1,071       1,523       1,197
                                                  ------      ------      ------
                                                   8,675      11,393       8,018

Tax exempt interest                                  -0-         (70)       (246)
Amortization of excess of
  purchase price over net
  assets of business acquired                         79          79         114
Impact of change in tax rate
  on temporary differences                           -0-         -0-         330
Other items, net                                    (116)       (156)       (304)
                                                  ------      -------     -------
                                                  $8,638      $11,246     $7,912
                                                  ======      =======     ======

Income taxes paid in each of the three years in the period ended December 31, 1995, were approximately $3,650,000, $8,724,000 and $8,306,000, respectively.

NOTE J-FINANCIAL INSTRUMENTS
Concentrations of credit risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and short-term investments.

The Company maintains cash and cash equivalents and short-term investments and certain other financial instruments with various financial institutions. These financial institutions are located in the southeast and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Short-term Investments: The Company's short-term investments consist of U.S. Treasury Notes with maturities of less than one year. The carrying value approximates market at December 31, 1995 and 1994.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value.

Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximated their fair value.

Long-term debt: The carrying amounts of the Company's long-term debt borrowings approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Senior Notes: The cumulative fair value of the Company's Senior Notes at December 31, 1995 is estimated to be approximately $124,700,000. This estimate is based on a discounted cash flow analysis using the Company's current incremental borrowing rates for similar types of agreements. The Company does not anticipate settlement of this debt at fair value and currently intends to hold the Senior Notes through maturity.

NOTE K-QUARTERLY RESULTS (UNAUDITED)

(In thousands except for per share data)
-----------------------------------------------------------------------------------------------------------------------------------

                                   1ST QUARTER          2ND QUARTER           3RD QUARTER       4TH QUARTER             TOTALS
                                   ------------         -----------          -------------      ------------            --------
YEAR ENDED DECEMBER 31, 1995
Total revenues . . . . . . . . . .    $63,898              $91,233             $112,421            $97,197              $364,749
Operating income . . . . . . . . .        244               10,899               17,133              9,480                37,756
Net income (loss)  . . . . . . . .     (2,058)                4,161                7,840              3,144                13,087
Net income (loss) per common share       (.18)                  .37                  .70                .28                  1.16

YEAR ENDED DECEMBER 31, 1994
Total revenues . . . . . . . . . .    $67,432              $68,085             $108,999            $83,103              $327,619
Operating income . . . . . . . . .      6,770                7,143               21,477              9,837                45,227
Net income . . . . . . . . . . . .      1,655                1,613               10,284              3,401                16,953
Net income per common share  . . .        .20                  .20                 1.25                .36                  2.00
-----------------------------------------------------------------------------------------------------------------------------------

Net income per common share calculations for each of the above quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily equal the net income per common share amount for the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1995
and December 31, 1994

Total revenues for the year ended December 31, 1995 increased 11.3% to $364,749,000 from $327,619,000. This increase consists of a $21,557,000 increase in admissions and a $15,573,000 increase in concessions and other. Overall attendance increased 8.9% due to the additional screens in operation which were acquired in 1994 and 1995 (see Note B of Notes to Consolidated Financial Statements); however, attendance for 1995 on a same screen comparison decreased 7.9%, reflecting fewer blockbuster type movies in 1995. Average admission prices increased .5% to $3.91 and average concession sales per patron increased 8.2% from $1.46 to $1.58.

Cost of theatre operations (film exhibition costs, concession costs and other theatre operating costs) increased 15.5% to $294,295,000 due to the increased number of screens in operation and the increase in attendance. As a percentage of revenues, cost of theatre operations increased from 77.8% of total revenues to 80.7% of total revenues. This percentage increase is due primarily to a higher level of occupancy expense and, to a lesser degree, salaries included in this expense category that do not fluctuate proportionately with decreases in attendance levels.

General and administrative costs increased 7.7% from $5,092,000 to $5,482,000 in 1995 reflecting additional general and administrative costs incurred to properly integrate the new screens acquired in 1994 and 1995. As a percentage of revenues, general and administrative costs decreased from 1.6% of total revenues to 1.5%.

Depreciation and amortization increased 20.7% to $27,216,000 from $22,544,000 as a result of the increased screens in operation which were acquired in 1994 and 1995 (see Note B of Notes to Consolidated Financial Statements) combined with the additional screens added through internal construction. As a percentage of total revenues, depreciation and amortization increased from 6.8% of total revenues to 7.5% of total revenues.

Interest expense decreased 5.9% to $16,031,000 from $17,028,000 in 1994. This decrease reflects a lower average amount of debt outstanding for most of 1995.

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

The Company's capital requirements arise principally in connection with new theatre openings and acquisitions of existing theatres and theatre circuits. New theatre openings and acquisitions typically have been financed with internally generated cash and by debt financings, including borrowings under the Company's revolving credit facility.

The Company believes that its capital needs for theatre construction and possible acquisitions should be satisfied by internally generated cash flow, cash and cash equivalents and short-term investments on hand, borrowings under the revolving credit line (see Note D of Notes to Consolidated Financial Statements), additional sale of debt and/or equity securities, additional bank financing and other forms of long-term debt and, where appropriate, future lease financing. At March 15, 1996, the Company had approximately $9.2 million in cash and short-term investments on hand and approximately $13 million was available under the Company's revolving credit facility.


     (in thousands, except for per share and operating data)
                                                           YEARS ENDED DECEMBER 31
                                                 1995 (1)     1994 (1)      1993 (1)(2)(3)      1992          1991
                                                 --------     --------      --------------      -----         -----
INCOME STATEMENT DATA:
Revenues:
     Admissions.............................     $253,691     $232,134        $167,294          $119,408      $ 99,110
     Concessions and other..................      111,058       95,485          74,504            52,570        46,686
                                                 --------     --------        --------          --------      --------
                              TOTAL REVENUES      364,749      327,619         241,798           171,978       145,796
Costs and Expenses:
     Film exhibition costs.................       135,654      123,610          90,874            63,826        53,320
     Concession costs......................        14,959       12,241           9,406             7,815         6,575
     Other theatre operating costs.........       143,682      118,905          86,498            63,563        53,105
     General and administrative............         5,482        5,092           4,710             3,897         3,828
     Depreciation and amortization.........        27,216       22,544          16,255            11,134         9,437
                                                 --------     --------        --------          --------      --------
                                                  326,993      282,392         207,743           150,235       126,265
                                                 --------     --------        --------          --------      --------
                           OPERATING INCOME        37,756       45,227          34,055            21,743        19,531
Interest expense...........................        16,031       17,028          14,282            11,623         9,914
                                                 --------     --------        --------          --------      --------
                 INCOME BEFORE INCOME TAXES        21,725       28,199          19,773            10,120         9,617
Income taxes...............................         8,638       11,246           7,912             4,008         3,902
                                                 --------     --------        --------          --------      --------
                                 NET INCOME      $ 13,087     $ 16,953        $ 11,861          $  6,112      $  5,715
                                                 ========     ========        ========          ========      ========

Earnings per common share..................      $   1.16     $   2.00        $    .80          $    .75      $   1.16
                                                 ========     ========        ========          ========      ========
Weighted average common shares outstanding.        11,260        8,477           7,917             7,672         7,648
                                                 ========     ========        ========          ========      ========
OPERATING DATA:

     Theatres (at end of period)..........            519          445             409               302           265
     Screens (at end of period)...........          2,383        1,942           1,701             1,215         1,033
     Average screens per theatre..........            4.6          4.4             4.2               4.0           3.9
     Total attendance (thousands).........         64,496       59,660          45,493            34,415        29,126

BALANCE SHEET DATA:
(at end of year)
     Cash and cash equivalents............       $ 11,345     $ 17,872        $ 10,649          $ 16,842      $  9,528
     Total assets.........................        478,012      377,598         327,024           230,291       184,058
     Total long-term debt (4).............        218,305      143,973         180,636           120,234        91,605
     Shareholders' equity.................        185,094      171,956          93,856            75,728        69,177

(1) See Note B of Notes to Consolidated Financial Statements with respect to acquisitions.
(2) See Note C of Notes to Consolidated Financial Statements with respect to the acquisition of Westwynn Theatres, Inc.
(3) Excludes $390,000 cumulative effect of change in accounting for income taxes.
(4) Less current maturities. Includes senior notes, capital lease obligations and convertible subordinated debt (see Notes C, D, E and F of Notes to Consolidated Financial Statements).

DIRECTORS

C.L. PATRICK
Chairman of the Board
Carmike Cinemas, Inc.
Columbus, Georgia

MICHAEL W. PATRICK
President and Chief Executive Officer
Carmike Cinemas, Inc.
Columbus, Georgia

JOHN W. JORDAN, II
Managing Partner
The Jordan Company
New York, New York

CARL L. PATRICK, JR.
Certified Public Accountant/Attorney
Director, Summit Bank Corporation
and Co-Chairman
PGL Entertainment Corporation
Atlanta, Georgia

CARL E. SANDERS
Chairman
Troutman Sanders, Attorneys
Atlanta, Georgia

DAVID ZALAZNICK
Partner
The Jordan Company
New York, New York

OFFICERS

C.L. PATRICK
Chairman of the Board

MICHAEL W. PATRICK
President & Chief Executive Officer

JOHN O. BARWICK, III
Vice President - Finance, Treasurer
& Chief Financial Officer

FRED W. VAN NOY
Vice President - General Manager

LARRY M. ADAMS
Vice President - Informational Systems
& Secretary

ANTHONY J. RHEAD
Vice President - Film

P. LAMAR FIELDS
Vice President - Development

H. MADISON SHIRLEY
Vice President - Concessions
& Assistant Secretary

MARILYN B. GRANT
Vice President - Advertising

JAMES R. DAVIS
Vice President - Technical

GENERAL OFFICES
Carmike Cinemas, Inc.
Carmike Plaza
1301 First Avenue
Columbus, Georgia 31901-2109

GENERAL INFORMATION

Carmike Cinemas, Inc. is the largest motion picture exhibitor in the United States, operating 519 theatres with an aggregate of 2,383 screens in markets located primarily in the Southeast, the Northeast, the Midwest and the West. During 1995, the Company opened ten new theatres (100 screens), added thirteen screens to existing complexes and purchased eighty-three multiplex theatres with a total of 377 screens.

STOCK TRADING INFORMATION

Carmike Cinemas, Inc. Class A Common Stock trades on the New York Stock Exchange under the symbol "CKE. " The following table sets forth for the periods indicated the high and low sales prices of a share of Class A Common Stock as reported by the New York Stock Exchange:



                                                         1995                           1994
                                                -----------------------------------------------------
Quarter Ended                                    High           Low            High             Low
-------------------                             ------         -------        ------           ------
March                                           $23 3/8        $19 1/2        $19 1/8          $16 3/8
June                                            $25 1/2        $18 3/4        $22 3/8          $17 3/8
September                                       $25 1/8        $19 1/4        $23 1/4          $16 5/8
December                                        $24 1/4        $20 1/4        $24 3/8          $19 5/8

The Company has declared no dividends and intends to employ future earnings in the expansion of its business. (See Notes D and E of Notes to Consolidated Financial Statements with respect to restrictions on dividends.)

On March 12, 1996, the Class A Common Stock was held of record by 783 shareholders; the Company believes that such number substantially understates the beneficial holders of its Class A Common Stock. As of the same date, the Class B Common Stock was held of record by twelve shareholders. There is no public trading market for the Class B Common Stock of the Company.

SHAREHOLDER SERVICES

Shareholders desiring to change the name, address, or ownership of stock, to report lost certificates or to consolidate accounts should contact the transfer agent:

            Synovus Trust Company
            Corporate Trust Department
            P.O. Box 120
            Columbus, Georgia 31902
            706/649-2058


FORM 10-K

A copy of the Company's 1995 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge to each shareholder upon written request to:

            John O. Barwick, III
            Vice President - Finance
            Carmike Cinemas, Inc.
            P.O. Box 391
            Columbus, Georgia 31902-0391