Form 10-K, Exhibit 13
period 1996-12-31
CARMIKE CINEMAS INC
filed 1997-03-18
CIK 799088

CONSOLIDATED
BALANCE SHEETS


(in thousands, except for share data)                                                             December 31
                                                                                             1996              1995
                                                                                             ----              ----

ASSETS
CURRENT ASSETS

   Cash and cash equivalents ........................................................    $     5,569      $    11,345
   Short-term investments ...........................................................          7,726            7,502
   Recoverable construction allowances under capital leases .........................          4,178            4,300
   Accounts and notes receivable ....................................................            644            7,911
   Inventories ......................................................................          2,631            2,936
   Prepaid expenses .................................................................          5,363            5,632
                                                                                         -----------      -----------
                                                                 TOTAL CURRENT ASSETS         26,111           39,626
OTHER ASSETS

   Investments in and advances to partnerships ......................................         10,324            4,973
   Other ............................................................................          2,425            2,331
                                                                                         -----------      -----------
                                                                                              12,749            7,304
PROPERTY AND EQUIPMENT--Notes B, C, E and F

   Land .............................................................................         42,182           38,841
   Buildings and improvements .......................................................        126,790          119,504
   Leasehold improvements ...........................................................        148,586          133,273
   Leasehold interests ..............................................................         38,180           49,758
   Equipment ........................................................................        151,988          143,029
                                                                                         -----------      -----------

                                                                                             507,726          484,405
   Accumulated depreciation and amortization ........................................       (119,811)        (112,554)
                                                                                         -----------      -----------
                                                                                             387,915          371,851
EXCESS OF PURCHASE PRICE OVER NET ASSETS OF BUSINESSES ACQUIRED - Note C ............         62,608           59,231
                                                                                         -----------      -----------
                                                                                         $   489,383      $   478,012
                                                                                         ===========      ===========

                                                                 CONSOLIDATED
                                                                 BALANCE SHEETS

                                                                                                  December 31
                                                                                            1996                1995
                                                                                            ----                ----
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

   Accounts payable .................................................................    $    21,432      $    24,873
   Accrued expenses .................................................................         17,240           19,102
   Current maturities of long-term debt, senior notes and capital lease obligations .         15,026           12,205
                                                                                         -----------      -----------

                                                            TOTAL CURRENT LIABILITIES         53,698           56,180

LONG-TERM DEBT, less current maturities-Note D ......................................        124,476           79,214

SENIOR NOTES-Note E .................................................................         93,831          107,792

CAPITAL LEASE OBLIGATIONS, less current maturities-Note F ...........................         31,351           27,996

CONVERTIBLE SUBORDINATED DEBT .......................................................          3,575            3,303

DEFERRED INCOME TAXES-Note I ........................................................          4,522           18,433

SHAREHOLDERS' EQUITY-Notes D, E, G, and H

   Class A Common Stock, $.03 par value, authorized 22,500,000 shares,
    issued and outstanding 9,758,601 and 9,745,101 shares, respectively .............            292              292
   Class B Common Stock, $.03 par value, authorized 5,000,000 shares,
    issued and outstanding 1,420,700 shares .........................................             43               43
   Paid-in capital ..................................................................         99,927           99,814
   Retained earnings ................................................................         77,668           84,945
                                                                                         -----------      -----------
                                                                                             177,930          185,094
                                                                                         -----------      -----------
                                                                                         $   489,383      $   478,012
                                                                                         ===========      ===========

See accompanying notes.

CONSOLIDATED STATEMENTS
OF OPERATIONS

(in thousands, except for per share data)                                               Years Ended December 31
                                                                                      1996        1995        1994
                                                                                      ----        ----        ----
Revenues:
   Admissions ..................................................................   $ 296,629    $253,691   $232,134
   Concessions and other .......................................................     130,097     111,058     95,485
                                                                                   ---------    --------   --------
                                                                                     426,726     364,749    327,619
Costs and Expenses:
   Film exhibition costs .......................................................     156,968     135,654    123,610
   Concession costs ............................................................      17,252      14,959     12,241
   Other theatre operating costs ...............................................     164,149     143,682    118,905
   General and administrative ..................................................       5,959       5,482      5,092
   Depreciation and amortization ...............................................      28,408      27,216     22,544
   Impairment of long-lived assets - Note B ....................................      45,447       - 0 -      - 0 -
                                                                                   ---------    --------   --------
                                                                                     418,183     326,993    282,392
                                                                                   ---------    --------   --------
                                                                OPERATING INCOME       8,543      37,756     45,227

Interest expense ...............................................................      20,289      16,031     17,028

                                               INCOME (LOSS) BEFORE INCOME TAXES     (11,746)     21,725     28,199
Income tax expense (benefit) ...................................................      (4,469)      8,638     11,246
                                                                                   ---------    --------   --------
                                                               NET INCOME (LOSS)   $  (7,277)   $ 13,087   $ 16,953
                                                                                   =========    ========   ========
Weighted average common shares outstanding .....................................      11,174      11,260      8,477
                                                                                   =========    ========   ========

                                                     NET INCOME (LOSS) PER SHARE   $    (.65)   $   1.16   $   2.00
                                                                                   =========    ========   ========

See accompanying notes.

                                                        CONSOLIDATED STATEMENTS
                                                                  OF CASH FLOWS

(in thousands)                                                                                      Years Ended December 31
                                                                                               1996           1995        1994
                                                                                               ----           ----        ----
OPERATING ACTIVITIES
   Net income (loss) ....................................................................... $    (7,277) $   13,087  $  16,953
   Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
      Depreciation and amortization ........................................................      28,408      27,216     22,544
      Impairment of long-lived assets ......................................................      45,447       - 0 -      - 0 -
      Deferred income taxes ................................................................     (14,811)        921      1,674
      Gain on sales of property and equipment ..............................................        (767)       (723)      (122)
      Changes in operating assets and liabilities:
         Accounts and notes receivable .....................................................       7,267      (5,197)     1,692
         Inventories .......................................................................         305        (997)      (376)
         Prepaid expenses ..................................................................        (231)       (607)    (1,399)
         Accounts payable ..................................................................      (2,941)      1,395      2,721
         Accrued expenses ..................................................................        (962)      7,775      3,597
                                                                                             -----------  ----------  ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ...........................................      54,438      42,870     47,284

INVESTING ACTIVITIES
   Purchases of property and equipment .....................................................     (70,926)    (58,035)   (29,096)
   Purchases of assets from other theatre operators ........................................     (23,075)    (64,485)   (51,050)
   Proceeds from sales of property and equipment ...........................................       1,808       2,232        860
   Decrease (increase) in:
      Short-term investments ...............................................................        (224)     (2,687)    17,189
      Other ................................................................................      (5,781)       (458)    (2,493)
                                                                                             -----------  ----------  ---------
      NET CASH USED IN INVESTING ACTIVITIES ................................................     (98,198)   (123,433)   (64,590)

FINANCING ACTIVITIES:
   Debt:
         Additional borrowings .............................................................   1,205,678     392,689    110,950
         Repayments ........................................................................  (1,167,929)   (315,504)  (146,468)
   Issuance of Class A Common Stock ........................................................         113          51     61,147
   Recoverable construction allowances under capital leases ................................         122      (3,200)    (1,100)
                                                                                             -----------  ----------  ---------
   NET CASH PROVIDED BY FINANCING ACTIVITIES ...............................................      37,984      74,036     24,529
                                                                                             -----------  ----------  ---------
   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ........................................      (5,776)     (6,527)     7,223
Cash and cash equivalents at beginning of year ............................................. $    11,345  $   17,872  $  10,649
                                                                                             -----------  ----------  ---------
   CASH AND CASH EQUIVALENTS AT END OF YEAR ................................................ $     5,569  $   11,345  $  17,872
                                                                                             ===========  ==========  =========


See accompanying notes.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS'EQUITY

                                          Class A      Class B                                Class A Common Stock
                                       Common Stock   Common Stock                                 in Treasury
                                       ------------   ------------      Paid-in   Retained    ------------------
                                      Shares  Amount  Shares  Amount    Capital   Earnings    Shares  Amount     Total
                                      ------  ------  ------  ------    -------   --------    ------  ------     -----
BALANCES AT DECEMBER 31, 1993 ......   6,725   $201   1,421   $    43   $ 39,621  $  54,905     (170)  $(914)   $  93,856

   Issuance of Class A Common Stock:
     Public offering ...............   2,705    081   - 0 -     - 0 -     56,784      - 0 -     (170)   (914)      57,779
     Exercise of warrant ...........     250      8   - 0 -     - 0 -      2,867      - 0 -    - 0 -   - 0 -        2,875
     Exercise of stock options .....      58      2   - 0 -     - 0 -        491      - 0 -    - 0 -   - 0 -          493
   Net income ......................   - 0 -   - 0 -  - 0 -     - 0 -      - 0 -     16,953    - 0 -   - 0 -       16,953
                                       -----   -----  -----   -------   --------   --------    -----   -----    ---------
BALANCES AT DECEMBER 31, 1994 ......   9,738    292   1,421        43     99,763     71,858    - 0 -   - 0 -      171,956

   Issuance of Class A Common Stock
     on exercise of stock options ..       7   - 0 -  - 0 -     - 0 -         51      - 0 -    - 0 -   - 0 -           51
   Net income ......................   - 0 -   - 0 -  - 0 -     - 0 -      - 0 -     13,087    - 0 -   - 0 -       13,087
                                       -----   -----  -----   -------   -------   ---------    -----   -----    ---------
BALANCES AT DECEMBER 31, 1995 ......   9,745    292   1,421        43     99,814     84,945    - 0 -   - 0 -      185,094

   ISSUANCE OF CLASS A COMMON STOCK
      ON EXERCISE OF STOCK OPTIONS .      14   - 0 -  - 0 -     - 0 -        113      - 0 -    - 0 -   - 0 -          113
   NET LOSS ........................   - 0 -   - 0 -  - 0 -     - 0 -      - 0 -     (7,277)   - 0 -   - 0 -       (7,277)
                                       -----   -----  -----   -------   --------   --------    -----   -----    ---------

BALANCES AT DECEMBER 31, 1996 ......   9,759   $292   1,421   $    43   $ 99,927   $ 77,668    - 0 -   $- 0 -   $ 177,930
                                       =====   =====  =====   =======   ========   ========    =====   ======   =========




See accompanying notes.

                                                          NOTES TO CONSOLIDATED
                                                           FINANCIAL STATEMENTS

December 31, 1996

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The primary business of the Company is the operation of motion picture theatres which generate revenues principally through admissions and concessions sales. Such revenues are received in cash at the point of sale. Seven major distributors in the motion picture industry accounted for films producing approximately 92% of the Company's admission revenues in 1996.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

OPERATING AGREEMENTS: The Company jointly owns or leases certain theatres which it operates under the terms of operating agreements related to the other participants' undivided interest in such theatres. The Company consolidates the results of operations of these theatres in the accompanying Consolidated Statements of Operations.

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

INVESTMENT IN PARTNERSHIPS: The Company is a partner in three partnerships which operate motion picture theatres. The investments in these partnerships are accounted for by the equity method whereby the cost of the investment is adjusted to reflect the Company's equity in the earnings or losses of the partnership less withdrawals made by the Company. The Company's equity in the earnings of these partnerships was approximately $399,000, $405,000, and $568,000 for each of the years in the period ended December 31, 1996.

PROPERTY AND EQUIPMENT: Property and equipment are carried at cost. Depreciation is computed by the straight-line method for financial reporting purposes as follows: 30 years for buildings and improvements; 1-30 years for leasehold interests and leasehold improvements; and 5-15 years for equipment. The Company uses accelerated methods of depreciation for income tax purposes. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying Consolidated Statements of Operations.

ACCRUED EXPENSES: Accrued expenses include accrued property taxes of approximately $2.7 million at December 31, 1996 and 1995.

ADVERTISING"  The Company expenses advertising costs when incurred.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

BENEFIT PLANS: The Company has a non-qualified deferred compensation plan for certain of its executive officers. Under this plan, the Company contributes ten percent of the employee's taxable compensation to a trust designated for the employee. The Company also has a discretionary benefit plan for certain non-executive employees. Contri-butions to this plan are at the discretion of the Company's executive management.

Expenses related to these plans are not material to the Company's operations.

STOCK BASED COMPENSATION: The Company grants stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants.

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

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS



NOTE B--IMPAIRMENT OF LONG LIVED ASSETS

The Company adopted Statement of Financial Accounting Standards 121 ("Statement 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", as of January 1, 1996. The Company reviews for impairment long-lived assets, and goodwill related to those assets, to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a trend of operating results that are not in line with management's expectations to be its primary indicator of potential impairment. For purposes of Statement 121, assets are evaluated for impairment at the theatre level, which management believes is the lowest level for which there are identifiable cash flows. The Company deems a theatre to be impaired if a forecast of undiscounted future operating cash flows directly related to the theatre, including disposal value if any, is less than its carrying amount. If a theatre is determined to be impaired, the loss is measured as the amount by which the carrying amount of the theatre exceeds its fair value. Fair value is based on management's estimates which are based on using the best information available, including prices for similar theatres or the results of valuation techniques such as discounting estimated future cash flows as if the decision to continue to use the impaired theatres was a new investment decision. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

Recoverability of other long-lived assets, primarily investments in unconsolidated affiliates and goodwill not identified with impaired theatres covered by the above paragraph, will continue to be evaluated on a recurring basis. The primary indicator of recoverability is the forecasted profitability over the estimated remaining life of these assets. If recoverability is unlikely based on the evaluation, the carrying amount is written down to the fair value. In the future, additional adjustments could be required.

The initial non-cash charge upon the Company's adoption of Statement 121 was approximately $45.4 million ($28.2 million after tax or $2.50 per share) to reduce the carrying amount of 138 of the Company's theatres. This initial charge resulted from evaluating the recoverability of individual theatres, which is at a lower level than under the Company's previous accounting policy for measuring impairment. Under the Company's previous policy, the Company's long-lived assets were evaluated on a market by market basis for impairment.

As a result of the reduced carrying amount of the impaired assets, depreciation and amortization expense for 1996 was reduced by approximately $4.2 million ($2.6 million after tax or $.23 per share). Statement 121 also requires, among other provisions, that long-lived assets held for disposal and certain identified intangibles be reported at the lower of the asset's carrying amount or its fair value less costs to sell. The impact of adopting Statement 121 on assets held for disposal was not material.

The Company's policy is to perform its impairment calculations and evaluations in the fourth quarter of each year.

NOTE C--ACQUISITIONS

The Company's acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements as of their respective acquisition dates. The assets and liabilities of acquired businesses are included based on an allocation of the purchase prices.

In separate transactions, the Company acquired certain assets and businesses as follows:

-------------------------------------------------------------------------------------------------------
                                                  Approximate  Number of Number of
                           Seller               Purchase Price Theatres  Screens         Effective Date
-------------------------------------------------------------------------------------------------------
                                                          (in thousands)
   1996:

    Maxi Saver Cinemas .........................   $ 3,975       2         18            Jan. 5, 1996
    Fox Theatres Corp. .........................    19,100      12         61            Feb. 16, 1996
                                                   -------      --         --
                                                   $23,075      14         79
                                                   =======      ==        ===
   1995:

         Carolina Cinema, Corp. ................   $   750       2          7            Feb. 10,1995
         Theatre Developers, Inc. ..............     1,200       1          8            Feb. 24, 1995
         Floyd Theatres, Inc. and affiliates ...    11,300      21         83            March 17, 1995
         Rocky Mountain Cinema Partners ........     1,585       5         11            May 5, 1995
         Plitt Theatres, Inc. ..................    22,000      28        145            June 2, 1995
         Midcontinent Theatre, Inc. ............    19,000      14         67            Oct. 13, 1995
         Cinemark, USA .........................     8,000      10         46            Nov. 10, 1995
         Theatres Consulting and Management ....       650       2         10            Nov. 10,1995
                                                   $64,485      83        377
                                                   =======      ==        ===
    1994:

         General Cinema Corp. and subsidiaries .   $ 6,400       6         28            Jan. 21, 1994
         General Cinema Corp. of Louisiana .....   $ 5,800       4         20            May 20, 1994
         Cinema World, Inc. ....................   $38,100      38        176            May 20, 1994
                                                   -------      --        ---
                                                   $50,300      48        224
                                                   =======      ==        ===

                                                           NOTES TO CONSOLIDATED
                                                           FINANCIAL STATEMENTS



The excess of purchase price over net assets of businesses acquired has been recorded as an intangible asset. Amounts recorded were $17.0 million in 1996, $16.7 million in 1995, and $18.7 million in 1994.

Pro-forma results have not been presented for those acquisitions which were not significant during the years presented. The pro-forma unaudited results of operations below do not purport to represent what the Company's actual results of operations would have been had the acquisitions occurred on January 1 of the year presented and should not serve as a forecast of the Company's operating results for any future periods.

Unaudited pro-forma results for the 1995 acquisitions of Floyd Theatres, Inc., Plitt Theatres, Inc., Midcontinent Theatres, Inc., and Cinemark, USA are as follows (in thousands, except for per share data):



----------------------------------------------------------
                                Years Ended   December 31
                                  1995           1994
                                --------       --------
Revenues ................       $390,605       $384,016
                                ========       ========
Net income ..............         11,545         18,157
                                ========       ========
Earnings per share ......       $   1.03       $   2.14
                                ========       ========
----------------------------------------------------------


The above pro-forma income statement data gives effect to the 1995 acquisitions of assets as if those acquisitions had occurred at January 1, 1994.

Unaudited pro-forma results of the 1994 acquisition of Cinema World, Inc. are as follows (in thousands except for per share data):


----------------------------------------------------------
                                 Year Ended
                             December 31, 1994
Revenues .............          $  341,022
                                ==========
Net income ...........          $   17,456
                                ==========
Earnings per share ...          $     2.06
                                ==========
----------------------------------------------------------


The above pro-forma income statement data gives effect to the acquisition of assets from Cinema World, Inc. as if the acquisition had occurred at January 1, 1994.

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

c. Interest expense has been adjusted to reflect debt incurred at borrowing rates of 6.0% for 1995 and 5.0% for 1994.

d. Income taxes have been adjusted to reflect the Company's effective tax rate.

NOTE D--LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

-------------------------------------------------------------------
                                                  December 31
                                              1996          1995
                                            --------      --------
Revolving credit facility .............     $122,000      $ 76,500
Industrial Revenue Bonds;
payable in equal installments
through May 2006, with interest
rates ranging from 3.90% to 5.98% .....        2,719         2,942

Term Loan .............................        - 0 -           875
                                            --------      --------
                                            $124,719        80,317

Less current maturities ...............         (243)       (1,103)
                                            --------      --------
                                            $124,476      $ 79,214
                                            ========      ========
------------------------------------------------------------------


On April 23, 1996, the Company entered into a credit agreement (the "Credit Agreement") with four banks to provide a revolving line of credit of up to $175 million for working capital, acquisitions and other general corporate purposes. The Credit Agreement has a three year revolving credit period, which can be extended, upon the mutual consent of the Company and the banks, for one year periods, and will convert to a four year term loan at the end of the revolving credit period. The Company has the option to borrow at interest rates based on either the bank base rate or LIBOR plus .40% (effective rate of 6.27% at December 31, 1996) and is required to pay annual commitment fees of .20% on the full amount of the facility. The interest rate, facility fees and commitment fees are subject to adjustment based upon the Company's ratio of total debt to defined cash flows. At December 31, 1996, the Company had $53.0 million available for borrowing under this facility. The Company has classified all amounts outstanding under the Credit Agreement as long-term in the accompanying Consolidated Balance Sheets. The Credit Agreement contains certain restrictive provisions which, among other things, limit additional indebtedness of the Company, limit the payment of dividends and other defined restricted payments, require that certain debt to capitalization ratios be maintained and require minimum levels of cash flows.

The Company has entered into interest rate swap agreements to modify the interest characteristics of a portion of its outstanding debt. The agreements involve the exchange of amounts based on a variable interest rate for amounts based on a fixed interest rate over the life of the agreements without an exchange of the notional amounts upon which the payments are based. The Company specifically designates interest rate swaps on hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period they occur. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to, or receivable from, counter-parties is included in other liabilities or assets. The fair value of the swap agreements is not recognized in the financial statements. If, in the future, an interest rate swap agreement were terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the interest rate swap agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment.

The interest rate swap agreements changed floating interest rate expense on amounts outstanding under the Credit Agreement. Under one interest rate swap agreement, the Company has fixed $50.0 million of the Company's floating rate debt for seven years. The effective rate at December 31, 1996 was 6.105%, equal to a fixed rate of 5.705% plus the margin of .40% the Company presently pays over

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

LIBOR. Under another interest rate swap agreement, the Company has fixed $20.0 million of its floating rate debt for five years at a fixed rate of 5.51% plus the margin the Company pays over LIBOR (.40% at December 31, 1996) for a total effective rate of 5.91%.

The Company is exposed to credit losses in the event of nonperformance by counter-parties on interest rate swap agreements. The Company does not believe there is a significant risk of nonperformance by any of the counter-parties to these instruments and the Company monitors the financial stability of such parties on a periodic basis.

On December 31, 1996, the Company had approximately $40.1 million of unrestricted retained earnings available for dividends under the most restrictive debt agreement.

Interest paid and interest capitalized were as follows (in thousands):

----------------------------------------------------
         Year Ended       Interest      Interest
         December 31        Paid       Capitalized
         -----------      --------     -----------
            1996           $17,590       $1,115
            1995            13,264          794
            1994            16,398          408
----------------------------------------------------

Aggregate principal payments on long-term debt as of December 31, 1996 are as follows (in thousands):

              1997................       $    243
              1998................            252
              1999................        122,263
              2000................            263
              2001................            263
              Thereafter..........          1,435
                                         $124,719



NOTE E--SENIOR NOTES

The Company has outstanding various unsecured notes payable to institutional investors (collectively the "Senior Notes") as follows (in thousands):


--------------------------------------------------------
                                      December 31
                                  1996           1995
                                  ----           ----
10.53% Senior Notes,
   due 2005 .............       $ 61,364       $ 68,182
7.90% Senior Notes,
   due 2002 .............         21,428         25,000
7.52% Senior Notes,
   due 2003 .............         25,000         25,000
                                --------       --------
                                 107,792        118,182

Less current maturities .        (13,961)       (10,390)
                                --------       --------
                                $ 93,831       $107,792
                                ========       ========
--------------------------------------------------------


The 7.52% Senior Notes provide for annual principal payments of $3.6 million beginning March 1, 1997 through maturity. The 7.90% Senior Notes provide for annual principal payments of $3.6 million through maturity. The 10.53% Senior Notes provide for annual principal payments of $6.8 million through maturity. Loan fees of approximately $908,000 applicable to the 10.53% Senior Notes were capitalized and are being amortized over the life of the 10.53% Senior Notes.

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

Property and equipment includes the following amounts related to capital lease assets (in thousands):

---------------------------------------------------------------
                                             December 31
                                         1996          1995
                                       --------      --------
Buildings and improvements ....        $ 32,655      $ 31,140
Equipment .....................           2,877         2,877
                                       --------      --------
                                         35,532        34,017

Less accumulated amortization .          (9,141)       (8,804)
                                       --------      --------
                                       $ 26,391      $ 25,213
                                       ========      ========
---------------------------------------------------------------

Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with terms over one year as of December 31, 1996 are as follows (in thousands):

--------------------------------------------------------
                                   Operating    Capital
                                    Leases      Leases
                                   ---------    -------
1997                                $ 43,529    $ 4,711
1998                                  41,230      4,715
1999                                  39,110      4,600
2000                                  36,998      4,460
2001                                  34,174      4,403
Thereafter                           219,024     61,528
                                    --------    -------
Total minimum lease payments        $414,065    $84,417
                                    ========
Less amounts representing interest .........    (52,244)
Present value of future                         -------
   minimum lease payments ..................     32,173
Less current maturities ....................       (822)
                                                -------
                                                $31,351
                                                =======


Rent expense for each of the three years in the period ended December 31, 1996 was approximately $54.8 million, $45.6 million and $36.1 million, respectively.



NOTE G-STOCK OPTION PLAN

The Company has a stock option plan covering 700,000 shares of Class A Common Stock. Key employees may be granted options at terms (purchase price, expiration date and vesting schedule) established at the date of grant by a committee of the Company's Board of Directors. Options granted through December 31, 1996, have been at a price which approximated fair market value on the date of the grant.

                                                          NOTES TO CONSOLIDATED
                                                          FINANCIAL STATEMENTS


Changes in outstanding stock options were as follows (in thousands, except per share amounts):


---------------------------------------------------------------------------------------------------------------------
                                                                                Exercise Price Per Share
                                                                                ------------------------
                                                              $6.00         $8.50      $9.00        $18.00      Total
                                                              -----         -----      -----        ------      -----
Stock options outstanding at December 31, 1993                    1           156         23        - 0 -        180
     Issued...........................................        - 0 -         - 0 -      - 0 -          143        143
     Exercised........................................        - 0 -           (56)        (2)       - 0 -        (58)
Stock options outstanding at December 31, 1994........            1           100         21          143        265
     Exercised........................................        - 0 -            (7)     - 0 -        - 0 -         (7)
Stock options outstanding at December 31, 1995........            1            93         21          143        258
     Exercised........................................        - 0 -           (14)     - 0 -        - 0 -        (14)
     Forfeited........................................           (1)        - 0 -         (1)          (8)       (10)
Stock options outstanding at December 31,1996.........        - 0 -            79         20          135        234
---------------------------------------------------------------------------------------------------------------------------

The Company had 169,000 and 160,000 shares available for grant as of December 31, 1996 and 1995, respectively.

At December 31, 1996, all the above options were exercisable except for the $18.00 options which become exercisable on March 16, 1997.

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

In connection with a 1993 acquisition, the Company issued a $4 million face value zero coupon convertible subordinated note (the "Convertible Note") maturing June 1, 1998 and convertible, at the holder's option, into 100,000 shares of Class A Common Stock.

The Company has shares of Class A Common Stock reserved for future issuance as follows (in thousands):

                                        December 31
                                   1996           1995
                                   ----           ----
Stock option plan ...........        405            418
Convertible Note ............        100            100
Conversion rights of
   Class B Common Stock .....      1,421          1,421
                                   -----          -----
                                   1,926          1,939
                                   =====          =====


NOTE I--INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse.

The provision for income tax expense (benefit) is summarized as follows (in thousands):

--------------------------------------------------------------------
                                       Years Ended December 31
                                     1996        1995        1994
                                     ----        ----        ----
Current:
  Federal.................         $  8,492     $6,255     $ 7,165
  State...................            1,850      1,462       1,860
Deferred..................          (14,811)       921       2,221
                                   --------     ------     -------
                                   $ (4,469)    $8,638     $11,246
                                   ========     ======     =======
--------------------------------------------------------------------


Significant components of the Company's deferred tax liabilities (assets) are as follows (in thousands):

--------------------------------------------------------------------
                                     December 31
                                  1996           1995
                                  ----           ----
Financial statement bases
   of property and equipment
   over tax bases .......       $  3,744       $ 18,135
Westwynn net operating
   loss carry-forward ...       $   (568)        (1,121)
Deferred rent ...........         (1,595)        (1,171)
Income taxes payable
   for prior years ......          2,504          2,518
Other ...................            437             72
                                --------       --------
                                $  4,522       $ 18,433
                                ========       ========
--------------------------------------------------------------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


A reconciliation of income tax expense (benefit) at the federal income tax rate and income tax expense (benefit) as reflected in the consolidated financial statements follows (in thousands):


                                             Years Ended December 31
                                          1996       1995         1994
                                        -------    --------     --------
Income tax expense
   (benefit) at statutory
   rates ...........................    $(4,111)   $  7,604     $  9,870
State income taxes, net of
   federal tax benefit .............       (501)      1,071        1,523

Amortization of excess of
   purchase price over net assets
   of business acquired ............         79          79           79

Other items, net ...................         64        (116)        (226)
                                        -------    --------     --------
                                        $(4,469)   $  8,638     $ 11,246
                                        =======    ========     ========


Income taxes paid in each of the three years in the period ended December 31, 1996, were approximately $9.2 million, $3.7 million and $8.7 million, respectively.

NOTE J--COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements of the Company.

NOTE K--FINANCIAL INSTRUMENTS

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

SHORT-TERM INVESTMENTS: The Company's short-term investments consist of U.S. Treasury Notes with maturities of less than one year. The carrying value approximates market at December 31, 1996 and 1995.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE: The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate their fair value.

LONG-TERM DEBT: The carrying amounts of the Company's long-term debt borrowings approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

SENIOR NOTES: The cumulative fair value of the Company's Senior Notes at December 31, 1996 is estimated to be approximately $113.4 million. This estimate is based on a discounted cash flow analysis using the Company's current incremental borrowing rates for similar types of agreements. The Company does not anticipate settlement of this debt at fair value and currently intends to hold the Senior Notes through maturity.

INTEREST RATE SWAP AGREEMENTS: The unrealized gain for the interest rate swap agreements was approximately $2.2 million at December 31, 1996 based on evaluations made by the counter-parties to the interest rate swap agreements. The Company does not anticipate realization of this gain as the Company intends to hold the interest rate swap agreements to maturity.

NOTE L--QUARTERLY RESULTS (UNAUDITED)
(In thousands, except for per share data)

----------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996                            1ST QUARTER  2ND QUARTER 3RD QUARTER  4TH QUARTER       TOTAL
----------------------------                            -----------  ----------- -----------  -----------       -----
TOTAL REVENUES ......................................   $ 92,156     $104,698     $121,108     $108,764       $426,726
OPERATING INCOME BEFORE ADOPTION OF STATEMENT 121 ...      8,583       13,039       20,290       12,078         53,990
NET INCOME BEFORE ADOPTION OF STATEMENT 121 .........      2,263        4,899        9,565        4,173         20,900
NET INCOME PER COMMON SHARE .........................        .20          .43          .85          .37           1.85

Year Ended December 31, 1995

Total revenues ......................................   $ 63,898     $ 91,233     $112,421     $ 97,197       $364,749
Operating income ....................................        244       10,899       17,133        9,480         37,756
Net income (loss) ...................................     (2,058)       4,161        7,840        3,144         13,087
Net income (loss) per common share ..................       (.18)         .37          .70          .28           1.16
----------------------------------------------------------------------------------------------------------------------




Net income (loss) per common share calculations for each of the above quarters is based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily equal the net income (loss) per common share amount for the year.

Amounts presented above for the quarter ended March 31, 1996 and the year ended December 31, 1996 exclude the impact of adopting Statement 121. Amounts including the impact of Statement 121 were as follows:

-----------------------------------------------------------
                                 1st Quarter      Total
                                 -----------  -------------
Total revenues................    $(92,156)   $426,726

Operating income (loss).......     (36,864)      8,543

Net loss......................     (25,915)     (7,277)

Net loss per common share.....    $  (2.30)   $   (.65)
-----------------------------------------------------------

                                                                      REPORT OF
                                                           INDEPENDENT AUDITORS

Board of Directors and Shareholders
Carmike Cinemas, Inc.

We have audited the accompanying consolidated balance sheets of Carmike Cinemas, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31,1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carmike Cinemas, Inc. and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note B to the financial statements, in 1996 the Company changed its method of accounting for long-lived assets.



/s/ Ernst & Young LLP


Columbus, Georgia
February 3, 1997

SELECTED FINANCIAL
AND OPERATING DATA

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the financial information included herein and the Company's annual report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Form 10-K") as filed with the Securities and Exchange Commission (the "SEC"). Except for the historical information contained herein, the following discussion contains forward-looking statements that involve a number of risks and uncertainties. Factors which could cause the Company's actual results in future periods to differ materially include, but are not limited to, the availability of suitable motion pictures for exhibition in the Company's markets, the availability of opportunities for expansion, and competition with other forms of entertainment, as well as other factors discussed or identified from time to time in the Company's filings with the SEC, including, but not limited to, the Company's 1996 Form 10-K.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1996
and December 31, 1995

Total revenues for the year ended December 31, 1996 increased 17.0% to $426,726,000 from $364,749,000. This increase consists of a $42,938,000 increase in admissions and a $19,039,000 increase in concessions and other. Overall attendance increased 14.3% due to the additional screens in operation which were acquired in 1995 and 1996 (see Note C of Notes to Consolidated Financial Statements). Attendance on a same screen comparison was basically the same for 1996 as 1995. Average admission prices increased 2.3% to $4.00 from $3.91 and average concession sales per person increased 2.5% from $1.58 to $1.62.

Cost of theatre operations (film exhibition costs, concession costs and other theatre operating costs) increased 15.0% to $338,369,000 from $294,295,000 due to the increased number of screens in operation and the increase in attendance. As a percentage of revenues, cost of theatre operations decreased from 80.7% of total revenues to 79.3%. This percentage decrease is due primarily to a lower level of salaries at the Company.

General and administrative costs increased 8.7% from $5,482,000 in 1995 to $5,959,000 in 1996 reflecting additional general and administrative costs incurred to properly integrate the new screens acquired in 1995 and 1996. As a percentage of total revenues, general and administrative costs decreased from 1.5% to 1.4%.

Depreciation and amortization increased 4.4% to $28,408,000 from $27,216,000 as a result of the increased screens in operation which were acquired in 1995 and 1996 (see Note C of Notes to Consolidated Financial Statements) combined with the additional screens added through internal construction. This amount has also been reduced from the impact of adopting Statement 121 (see Note B of Notes to Consolidated Financial Statements). As a percentage of total revenues, depreciation and amortization decreased from 7.5% of total revenues to 6.7% of total revenues.

Interest expense increased 26.6% to $20,289,000 from $16,031,000 in 1995. This increase reflects a higher average amount of debt outstanding for 1996.

The Company adopted Statement of Financial Accounting Standards 121 ("Statement 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed of," as of January 1, 1996 (see Note B of Notes to Consolidated Financial Statements). The initial non-cash charge upon the Company's adoption of Statement 121 was approximately $45,447,000 ($28,177,000 after tax, or $2.50 per share) to reduce the carrying value of 138 theatres, constituting approximately 26% of the Company's theatres. This charge resulted from the evaluation of asset impairment on an individual theatre level rather than on a market level, which had been the Company's previous accounting policy for evaluating and measuring impairment. As noted above, the write-down of assets under Statement 121 resulted in a reduction in depreciation and amortization expense in the year ended December 31, 1996.

The Company grouped its theatres into corporations in 1995 to achieve business and tax efficiencies. As a result of these changes, management cost is more appropriately allocated among the operations and the Company's effective tax rate declined from approximately 40% to approximately 38%.

                                                             SELECTED FINANCIAL
                                                             AND OPERATING DATA

Comparison of Years Ended December 31, 1995
and December 31, 1994

Total revenues for the year ended December 31, 1995 increased 11.3% to $364,749,000 from $327,619,000. This increase consists of a $21,557,000 increase in admissions and a $15,573,000 increase in concessions and other. Overall attendance increased 8.9% due to the additional screens in operation which were acquired in 1994 and 1995 (see Note C of Notes to Consolidated Financial Statements); however, attendance for 1995 on a same screen comparison decreased 7.9%, reflecting fewer blockbuster type movies in 1995. Average admission prices increased .5% to $3.91 and average concession sales per patron increased 8.2% from $1.46 to $1.58.

Cost of theatre operations (film exhibition costs, concession costs and other theatre operating costs) increased 15.5% to $294,295,000 due to the increased number of screens in operation and the increase in attendance. As a percentage of revenues, cost of theatre operations increased from 77.8% of total revenues to 80.7% of total revenues. This percentage increase is due primarily to a higher level of occupancy expense and to a lesser degree salaries included in this expense category that do not fluctuate proportionately with decreases in attendance levels.

General and administrative costs increased 7.7% from $5,092,000 to $5,482,000 in 1995 reflecting additional general and administrative costs incurred to properly integrate the new screens acquired in 1994 and 1995. As a percentage of total revenues, general and administrative costs decreased from 1.6% of total revenues to 1.5% of total revenues.

Depreciation and amortization increased 20.7% to $27,216,000 from $22,544,000 as a result of the increased screens in operation which were acquired in 1994 and 1995 (see Note C of Notes to Consolidated Financial Statements) combined with the additional screens added through internal construction. As a percentage of total revenues, depreciation and amortization increased from 6.8% of total revenues to 7.5% of total revenues.

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

The Company believes that its capital needs for theatre construction and possible acquisitions should be satisfied by internally generated cash flow, cash and cash equivalents and short-term investments on hand, borrowings under the revolving credit line (see Note D of Notes to Consolidated Financial Statements), additional sale of debt and/or equity securities, additional bank financing and other forms of long-term debt and, where appropriate, future lease financing. At March 12, 1997, the Company had approximately $8.7 million in cash and short-term investments on hand and approximately $35.5 million was available under the Company's revolving credit facility.

SELECTED FINANCIAL
AND OPERATING DATA

(in thousands, except for per share  and operating data)

                                                                    YEARS ENDED DECEMBER 31
                                                      1996(1)(2)  1995(1)   1994(1)    1993(3)       1992
                                                      ----------  -------   -------    -------       ----
INCOME STATEMENT DATA:
  Revenues:
      Admissions .............................        $296,629   $253,691   $232,134   $167,294   $119,408

      Concessions and other ..................         130,097    111,058     95,485     74,504     52,570
                                                      --------   --------   --------   --------   --------
                               TOTAL REVENUES          426,726    364,749    327,619    241,798    171,978
  Costs and Expenses:

      Film exhibition costs ..................         156,968    135,654    123,610     90,874     63,826
      Concession costs .......................          17,252     14,959     12,241      9,406      7,815
      Other theatre operating costs ..........         164,149    143,682    118,905     86,498     63,563
      General and administrative .............           5,959      5,482      5,092      4,710      3,897
      Depreciation and amortization ..........          28,408     27,216     22,544     16,255     11,134
                                                      --------   --------   --------   --------   --------
                                                       372,736    326,993    282,392    207,743    150,235
                                                      --------   --------   --------   --------   --------
                             OPERATING INCOME           53,990     37,756     45,227     34,055     21,743
  Interest expense ...........................          20,289     16,031     17,028     14,282     11,623
                                                      --------   --------   --------   --------   --------
                   INCOME BEFORE INCOME TAXES           33,701     21,725     28,199     19,773     10,120
  Income taxes ...............................          12,801      8,638     11,246      7,912      4,008
                                                      --------   --------   --------   --------   --------

                                   NET INCOME         $ 20,900   $ 13,087   $ 16,953   $ 11,861   $  6,112
                                                      ========   ========   ========   ========   ========
  Earnings per common share ..................        $   1.85   $   1.16   $   2.00   $   1.50   $    .80
                                                      ========   ========   ========   ========   ========
  Weighted average common shares outstanding .          11,277     11,260      8,477      7,917      7,672
                                                      ========   ========   ========   ========   ========

OPERATING DATA:
  Theatres (at end of period) ................             519        519        445        409        302
  Screens (at end of period) .................           2,518      2,383      1,942      1,701      1,215
  Average screens per theatre ................             4.9        4.6        4.4        4.2        4.0
  Total attendance (thousands) ...............          74,213     64,496     59,660     45,493     34,415

BALANCE SHEET DATA (AT END OF YEAR):
  Cash and cash equivalents ..................        $  5,569   $ 11,345   $ 17,872   $ 10,649   $ 16,842
  Total assets ...............................         489,383    478,012    377,598    327,024    230,291
  Total long-term debt (4) ...................         253,233    218,305    143,973    180,636    120,234
  Shareholders' equity .......................         177,930    185,094    171,956     93,856     75,728


(1) See Note C of Notes to Consolidated Financial Statements with respect to acquisitions.
(2) Excludes the impact of adopting Statement 121 (see Notes B and L of Notes to Consolidated Financial Statements).
(3) Excludes $390,000 cumulative effect of change in accounting for income taxes.
(4) Less current maturities. Includes senior notes, capital lease obligations and convertible subordinated debt (see Notes D, E and F of Notes to Consolidated Financial Statements).

General Information

     Carmike Cinemas, Inc. is the largest motion picture exhibitor in the United States, operating 519 theatres with an aggregate of 2,518 screens in markets located primarily in the Southeast, the Northeast, the Midwest and the West. During 1996, the Company opened eight new theatres (73 screens), added 32 screens to existing complexes and purchased fourteen multiplex theatres with a total of 79 screens.

Stock Trading Information

     Carmike Cinemas, Inc. Class A Common Stock trades on the New York Stock Exchange under the symbol "CKE." The following table sets forth for the periods indicated the high and low sales prices of a share of Class A Common Stock as reported by the New York Stock Exchange:

                              1996               1995
QUARTER ENDED           HIGH       LOW      HIGH       LOW
March                 $ 23 7/8   $20 1/4  $23 3/8   $19 1/2
June                    32 1/2    22 7/8   25 1/2    18 3/4
September               27        22 1/8   25        19 1/4
December                27 1/8    22 3/8   24 1/4    20 1/4



     The Company has declared no dividends and intends to employ future earnings in the expansion of its business. (See Notes D and E of Notes to Consolidated Financial Statements with respect to restrictions on dividends.)

     On March 7, 1997, the Class A Common Stock was held of record by 763 shareholders. The Company believes that number substantially understates the beneficial holders of its Class A Common Stock. As of the same date, the Class B Common Stock was held of record by twelve shareholders. There is no public trading market for the Class B Common Stock of the Company.

Shareholder Services

     Shareholders desiring to change the name, address, or ownership of stock, to report lost certificates or to consolidate accounts should contact the transfer agent:

Synovus Trust Company

c/o Carmike Cinemas, Inc. Shareholder Relations
3295 Northcrest Road, N.E.
Atlanta, Georgia 30340-4099
800/241-5568

Form 10-K

     A copy of the Company's 1996 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge to each shareholder upon written request to:

John O. Barwick, III
Vice President - Finance
Carmike Cinemas, Inc.
P.O. Box 391
Columbus, Georgia 31902-0391

Annual Meeting
    The Annual Meeting of the Shareholders of Carmike Cinemas, Inc. will be held at the offices of Troutman Sanders LLP, NationsBank Plaza, 600 Peachtree St. N.E., 52nd Floor, Atlanta, Georgia on Monday, May 5, 1997, commencing at 11:00 a.m. E.S.T.

Coming Soon
    www.carmike.com

DIRECTORS, OFFICERS AND
SHAREHOLDERS' INFORMATION

Directors
C.L PATRICK
Chairman of the Board
Carmike Cinemas, Inc.
Columbus, Georgia

MICHAEL W. PATRICK
President and CEO
Carmike Cinemas, Inc.
Columbus, Georgia

JOHN W. JORDAN, II
Managing Partner
The Jordan Company
New York, NewYork

CARL L. PATRICK, JR.
Certified Public
Accountant/Attorney
Director, Summit Bank
Corporation and
Co-Chairman PGL
Entertainment Corporation

CARL E. SANDERS
Chairman
Troutman Sanders LLP
Attorneys
Atlanta, Georgia

DAVID ZALAZNICK
Partner
The Jordan Company
New York, New York

General Offices
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, Georgia
31901-2109

Officers

C.L Patrick
Chairman of the Board

MICHAEL W. PATRICK
President and CEO

JOHN O. BARWICK, III
Vice President - Finance
Treasurer & CFO

FRED W. VAN NOY
Vice President -
General Manager

Larry M. Adams
Vice President -
Informational Systems
and Secretary

ANTHONY J. RHEAD
Vice President - Film

P. LAMAR FIELDS
Vice President -
Development

H. MADISON SHIRLEY
Vice President - Concessions
& Assistant Secretary

MARILYN B. GRANT
Vice President - Advertising

JAMES R. DAVIS
Vice President - Technical



                                       27