Form 10-K, Exhibit 13
period 1997-12-31
CARMIKE CINEMAS INC
filed 1998-03-31
CIK 799088

                                                                      EXHIBIT 13




      Information Incorporated by Reference to the 1997 Annual Report to
                    Shareholders of Carmike Cinemas, Inc.

                                                     CONSOLIDATED BALANCE SHEETS



[In thousands except for share data]

                                                                                          DECEMBER 31
ASSETS                                                                                 1997            1996
                                                                                    ---------       ---------
   CURRENT ASSETS
      Cash and cash equivalents ..............................................      $  16,545      $   5,569
      Short-term investments .................................................          3,042          7,726
      Recoverable construction allowances under capital leases ...............          2,100          4,178
      Accounts and notes receivable ..........................................            758            644
      Inventories ............................................................          3,082          2,631
      Prepaid expenses .......................................................          5,448          5,363
                                                                                    ---------      ---------
                                                          TOTAL CURRENT ASSETS         30,975         26,111
   OTHER ASSETS
      Investments in and advances to partnerships ............................         14,148         10,324
      Other ..................................................................          9,669          2,425
                                                                                    ---------      ---------
                                                                                       23,817         12,749
   PROPERTY AND EQUIPMENT-Notes B, C, D and E
      Land ...................................................................         59,546         42,182
      Buildings and improvements .............................................        184,769        126,790
      Leasehold improvements .................................................        177,970        148,586
      Leasehold interests ....................................................         37,921         38,180
      Equipment ..............................................................        185,955        151,988
                                                                                    ---------      ---------
                                                                                      646,161        507,726
      Accumulated depreciation and amortization ..............................       (149,105)      (119,811)
                                                                                    ---------      ---------
                                                                                      497,056        387,915
   EXCESS OF PURCHASE PRICE OVER
      NET ASSETS OF BUSINESSES ACQUIRED ......................................         68,149         62,608
                                                                                    ---------      ---------
                                                                                    $ 619,997      $ 489,383
                                                                                    =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
      Accounts payable .......................................................      $  26,122      $  21,432
      Accrued expenses .......................................................         17,833         17,240
      Current maturities of long-term
        indebtedness and capital lease obligations ...........................         19,077         15,026
                                                                                    ---------      ---------
                                                     TOTAL CURRENT LIABILITIES         63,032         53,698
   LONG-TERM LIABILITIES
      Long-term debt, less current maturities-Note D .........................        222,242        124,476
      Senior Notes-Note D ....................................................         79,870         93,831
      Capital lease obligations, less current maturities-Note E ..............         39,550         31,351
      Convertible subordinated debt-Note D ...................................            -0-          3,575
      Deferred income taxes-Note H ...........................................         12,431          4,522
                                                                                    ---------      ---------
                                                                                      354,093        257,755
SHAREHOLDERS' EQUITY-Notes C, D, F, and G
      Class A Common Stock, $.03 par value, one vote per share,
          authorized 22,500,000 shares, issued and outstanding
          9,918,587 and 9,758,601 shares, respectively .......................            298            292
      Class B Common Stock, $.03 par value, ten votes per share, authorized 5,000,000 shares, issued and outstanding
          1,420,700 shares....................................................             43             43
      Paid-in capital ........................................................        104,677         99,927
      Retained earnings ......................................................         97,854         77,668
                                                                                    ---------      ---------
                                                                                      202,872        177,930
                                                                                    ---------      ---------
See accompanying notes                                                              $ 619,997      $ 489,383
                                                                                    =========      =========

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT FOR SHARE DATA)                                        YEARS ENDED DECEMBER 31
                                                                     1997          1996             1995
                                                                  ---------      ---------       ---------
Revenues:
   Admissions ..............................................      $ 319,235      $ 296,629       $ 253,691
   Concessions and other ...................................        139,363        130,097         111,058
                                                                  ---------      ---------       ---------
                                                                    458,598        426,726         364,749
Costs and expenses:
   Film exhibition costs ...................................        169,672        156,968         135,654
   Concession costs ........................................         18,334         17,252          14,959
   Other theatre operating costs ...........................        175,103        164,149         143,682
   General and administrative ..............................          6,352          5,959           5,482
   Depreciation and amortization ...........................         33,443         28,408          27,216
   Impairment of long-lived assets-Note B ..................            -0-         45,447             -0-
                                                                  ---------      ---------       ---------
                                                                    402,904        418,183         326,993
                                                                  ---------      ---------       ---------
                                           OPERATING INCOME          55,694          8,543          37,756
Interest expense ...........................................         23,142         20,289          16,031
                                                                  ---------      ---------       ---------
                           INCOME (LOSS) BEFORE INCOME TAXES         32,552        (11,746)         21,725
Income tax expense (benefit) ...............................         12,366         (4,469)          8,638
                                                                  ---------      ---------       ---------
                                           NET INCOME (LOSS)      $  20,186      $  (7,277)      $  13,087
                                                                  =========      =========       =========
Weighted average shares outstanding:

   Basic ...................................................         11,277         11,174          11,161
   Effect of dilutive securities-Employee stock options ....             89            -0-              99
                                                                  ---------      ---------       ---------
   Diluted .................................................         11,366         11,174          11,260
                                                                  =========      =========       =========
Earnings (loss) per common share:
   Basic ...................................................      $    1.79      $    (.65)      $    1.17
                                                                  =========      =========       =========
   Diluted .................................................      $    1.78      $    (.65)      $    1.16
                                                                  =========      =========       =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[IN THOUSANDS]                                                                         YEARS ENDED DECEMBER 31
                                                                             1997               1996              1995
                                                                         -----------       -----------       -----------
OPERATING ACTIVITIES
  Net income (loss) ...............................................      $    20,186        $   (7,277)      $    13,087
  Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
            Depreciation and amortization .........................           33,443            28,408            27,216
            Impairment of long-lived assets .......................              -0-            45,447               -0-
            Deferred income taxes .................................            7,011           (14,811)              921
            Gain on sales of property and equipment ...............           (2,202)             (767)             (723)
            Changes in operating assets and liabilities:
                Accounts and notes receivable .....................             (114)            7,267            (5,197)
                Inventories .......................................             (451)              305              (997)
                Prepaid expenses ..................................              (85)             (231)             (607)
                Accounts payable ..................................            4,690            (2,941)            1,395
                Accrued expenses ..................................              593              (962)            7,775
                                                                         -----------       -----------       -----------
                          NET CASH PROVIDED BY OPERATING ACTIVITIES           63,071            54,438            42,870

INVESTING ACTIVITIES
  Purchases of property and equipment .............................         (126,144)          (70,926)          (58,035)
  Purchases of assets from other theatre operators ................          (11,647)          (23,075)          (64,485)

  Proceeds from sales of property and equipment ...................            8,729             1,808             2,232
  Decrease (increase) in:
       Short-term investments .....................................            4,684              (224)           (2,687)
       Other ......................................................          (11,216)           (5,781)             (458)
                                                                         -----------       -----------       -----------
                              NET CASH USED IN INVESTING ACTIVITIES         (135,594)          (98,198)         (123,433)
FINANCING ACTIVITIES
  Debt:

       Additional borrowings ......................................        2,354,594         1,205,678           392,689
          Repayments ..............................................       (2,273,674)       (1,167,929)         (315,504)

  Issuance of Class A Common Stock ................................              501               113                51
  Recoverable construction allowances under capital leases ........            2,078               122            (3,200)
                                                                         -----------       -----------       -----------
                          NET CASH PROVIDED BY FINANCING ACTIVITIES           83,499            37,984            74,036
                                                                         -----------       -----------       -----------
                   INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           10,976            (5,776)           (6,527)
Cash and cash equivalents at beginning of year ....................            5,569            11,345            17,872
                                                                         -----------       -----------       -----------
                           CASH AND CASH EQUIVALENTS AT END OF YEAR      $    16,545       $     5,569       $    11,345
                                                                         ===========       ===========       ===========

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

[IN THOUSANDS)]                                    CLASS A               CLASS B
                                                 COMMON STOCK          COMMON STOCK
                                                 ------------          ------------        PAID-IN      RETAINED
                                               SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL       EARNINGS      TOTAL
                                               ------     ------     ------     ------     -------       --------      -----
BALANCES AT DECEMBER 31, 1994 ...............   9,738      $ 292      1,421      $ 43      $ 99,763      $71,858      $171,956
   Issuance of Class A Common Stock
        on exercise of stock options ........       7        -0-        -0-       -0-            51          -0-            51

   Net income ...............................     -0-        -0-        -0-       -0-           -0-       13,087        13,087
                                                -----      -----      -----      ----      --------      -------      --------
BALANCES AT DECEMBER 31, 1995 ...............   9,745        292      1,421        43        99,814       84,945       185,094

   Issuance of Class A Common Stock
        on exercise of stock options ........      14        -0-        -0-       -0-           113          -0-           113

   Net loss .................................     -0-        -0-        -0-       -0-           -0-       (7,277)       (7,277)
                                                -----      -----      -----      ----      --------      -------      --------
BALANCES AT DECEMBER 31, 1996 ...............   9,759        292      1,421        43        99,927       77,668       177,930

   ISSUANCE OF CLASS A COMMON STOCK:

      EXERCISE OF STOCK OPTIONS .............      31          1        -0-       -0-           500          -0-           501

      PURCHASE OF BUSINESS-NOTE C ...........     129          5        -0-       -0-         4,250          -0-         4,255

   NET INCOME ...............................     -0-        -0-        -0-       -0-           -0-       20,186        20,186
                                                -----      -----      -----      ----      --------      -------      --------

BALANCES AT DECEMBER 31, 1997 ...............   9,919      $ 298      1,421      $ 43      $104,677      $97,854      $202,872
                                                =====      =====      =====      ====      ========      =======      ========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


DECEMBER 31, 1997

NOTE A-SIGNIFICANT ACCOUNTING POLICIES

The primary business of the Company is the operation of motion picture theatres which generate revenues principally through admissions and concessions sales. Such revenues are received in cash at the point of sale. Seven major distributors in the motion picture industry accounted for films producing approximately 91%, 92% and 88% of the Company's admission revenues in 1997, 1996 and 1995, respectively.

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

INVESTMENT IN PARTNERSHIPS: The Company is a partner in three partnerships which operate motion picture theatres. The investments in these partnerships are accounted for by the equity method whereby the cost of the investment is adjusted to reflect the Company's equity in the earnings or losses of the partnership less withdrawals made by the Company. The Company's equity in the earnings of these partnerships was approximately $243,000, $399,000 and $405,000 in 1997, 1996 and 1995, respectively.

PROPERTY AND EQUIPMENT: Property and equipment are carried at cost. Depreciation is computed by the straight-line method for financial reporting purposes as follows: 30 years for buildings and building improvements; 1-30 years for leasehold interests and leasehold improvements; and 5-15 years for equipment. The Company uses accelerated methods of depreciation for income tax purposes. Amortization of assets recorded under capital leases is included with depreciation expense in the accompanying Consolidated Statements of Operations.

ACCRUED EXPENSES: Accrued expenses include accrued property taxes of approximately $2.5 million and $2.7 million at December 31, 1997 and 1996, respectively.

ADVERTISING: The Company expenses advertising costs when incurred.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXCESS OF PURCHASE PRICE OVER NET ASSETS OF BUSINESSES ACQUIRED: The excess of purchase price over the net assets of businesses acquired is amortized on a straight-line basis over a 40-year period. Accumulated amortization was $4.6 million and $3.0 million at December 31, 1997 and 1996, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EARNINGS PER COMMON SHARE: In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings per Share. Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirements.

ACCOUNTING POLICIES NOT YET ADOPTED: In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income and Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement No. 131 generally requires that companies report segment information for operating segments which are revenue producing components and for which separate financial information is produced internally.

The Company plans to adopt Statement No. 130 and Statement No. 131 in 1998, but has not yet completed its analysis of the impact, if any, that Statement No. 131 may have on its financial statements. Statement No. 130 is not anticipated to have a material impact when adopted by the Company.

--------------------------------------------------------------------------------

NOTE B-IMPAIRMENT OF LONG LIVED ASSETS

The Company adopted FASB's Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, as of January 1, 1996. The Company reviews for impairment of long-lived assets, and goodwill related to those assets, to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company periodically reviews and monitors its internal management reports and the competition in its markets for indicators of impairment of individual theatres. The Company considers a trend of operating results that are not in line with management's expectations to be its primary indicator of potential impairment. For purposes of Statement No. 121, assets are evaluated for impairment at the theatre level, which management believes is the lowest level for which there are identifiable cash flows. The Company deems a theatre to be impaired if a forecast of undiscounted future operating cash flows directly related to the theatre, including estimated disposal value if any, is less than its carrying amount. If a theatre is determined to be impaired, the loss is measured as the amount by which the carrying amount of the theatre exceeds its fair value. Fair value is based on management's estimates which are based on using the best information available, including prices for similar theatres or the results of valuation techniques such as discounting estimated future cash flows as if the decision to continue to use the impaired theatres was a new investment decision. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

Recoverability of other long-lived assets, primarily investments in unconsolidated affiliates and goodwill not identified with impaired theatres covered by the above paragraph, will continue to be evaluated on a recurring basis. The primary indicator of recoverability is the current or forecasted profitability over the estimated remaining life of these assets. If recoverability is unlikely based on the evaluation, the carrying amount is written down to the fair value. In the future, additional adjustments could be required.

The initial non-cash charge upon the Company's adoption of Statement No. 121 was approximately $45.4 million ($28.2 million after tax or $2.52 per diluted share) to reduce the carrying amount of 138 of the Company's theatres. This initial charge resulted from evaluating the recoverability of individual theatres, which is at a lower level than under the Company's previous accounting policy for measuring impairment. Under the Company's previous policy, the Company's long-lived assets were evaluated on a market by market basis for impairment. The 1996 charge included approximately $11.3 million of the excess of purchase price over net assets of businesses acquired.

As a result of the reduced carrying amount of the impaired assets, depreciation and amortization expense for 1997 and 1996 was reduced by approximately $3.8 million and $4.2 million, respectively (1997 - $2.4 million after tax or $.21 per diluted share; 1996 - $2.6 million after tax or $.23 per diluted share). Statement No. 121 also requires, among other provisions, that long-lived assets held for disposal and certain identified intangibles be reported at the lower of the asset's carrying amount or its fair value less costs to sell. The impact of adopting Statement No. 121 on assets held for disposal was not material.

--------------------------------------------------------------------------------

NOTE C-ACQUISITIONS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In separate transactions, the Company has acquired certain assets and businesses as follows:

                                              Approximate        Number
        Seller                              Purchase Price  Theatres  Screens   Effective Date
        ------                              --------------  --------  -------   --------------
                                            (in thousands)
1997    First International Theatres            $16,800        19       104     May 23, 1997
                                                =======        ==       ===

1996    Maxi Saver Cinemas                      $ 3,975         2        18     January 5, 1996
        Fox Theaters Corp.                       19,100        12        61     February 16, 1996
                                                -------        --       ---
                                                $23,075        14        79
                                                =======        ==       ===

1995    Carolina Cinema, Corp.                  $   750         2         7     February 10, 1995
        Theatre Developers, Inc.                  1,200         1         8     February 24, 1995
        Floyd Theatres, Inc. and affiliates      11,300        21        83     March 17, 1995
        Rocky Mountain Cinema Partners            1,585         5        11     May 5, 1995
        Plitt Theatres, Inc.                     22,000        28       145     June 2, 1995
        Midcontinent Theatre, Inc.               19,000        14        67     October 13, 1995
        Cinemark, USA                             8,000        10        46     November 10, 1995
        Theatres Consulting and Management          650         2        10     November 10, 1995
                                                -------        --       ---
                                                $64,485        83       377
                                                =======        ==       ===

The First International Theatres acquisition purchase price included 128,986 shares of the Company's Class A Common Stock with a fair market value of approximately $4.25 million at the date of acquisition.

The excess of purchase price over net assets of businesses acquired has been recorded as an intangible asset. Amounts recorded were $6.1 million, $17.0 million and $16.7 million in 1997, 1996 and 1995, respectively.

Pro-forma results have not been presented as they are not significantly different than reported amounts.

NOTE D--INDEBTEDNESS

Indebtedness consists of the following (in thousands):

                                                   DECEMBER 31
                                              1997              1996
                                            --------          --------
Revolving credit facility                   $220,000          $122,000
Industrial Revenue Bonds; payable in
        equal installments through May
        2006, with interest rates ranging
        from 3.90% to 5.98%                    2,500             2,719
Convertible Note                               3,855               -0-
                                            --------          --------
                                             226,355           124,719
Less current maturities                       (4,113)             (243)
                                            --------          --------
                                            $222,242          $124,476
                                            ========          ========

REVOLVING CREDIT FACILITY: On October 17, 1997, the Company entered into a credit agreement (the "1997 Credit Agreement") with a consortium of twelve banks to provide a revolving line of credit of up to $275 million for working capital, acquisitions and other general corporate purposes. The revolving line of credit under the 1997 Credit Agreement is available for a five-year period. The Company has the option to borrow at rates based on either the base rate of Wachovia Bank, N.A. or LIBOR + .50% and is required to pay annual fees of .225% on the full amount of the facility. The interest rate and facility fees are subject to adjustment based upon the Company's ratio of defined funded debt to defined cash flows. The 1997 Credit Agreement contains certain restrictive provisions which, among other things, limit additional indebtedness of the Company, limit dividend and other restricted payments, require that certain debt to capitalization ratios be maintained and require minimum levels of cash flows. Upon entering into the 1997 Credit Agreement, the Company repaid all amounts outstanding under its then existing bank credit agreement.

At December 31, 1997, the Company had $55.0 million available for borrowings under this facility. The Company has classified all amounts outstanding under the 1997 Credit Agreement as long-term in the accompanying Consolidated Balance Sheets because management intends that at least that amount would remain outstanding during 1998.

INTEREST RATE SWAPS: The Company has entered into interest rate swap agreements to modify the interest characteristics of a portion of its outstanding debt. The agreements involve the exchange of amounts based on a variable interest rate for amounts based on a fixed interest rate over the life of the agreements without an exchange of the notional amounts upon which the payments are based. The Company specifically designates interest rate swaps as hedges of debt instruments and recognizes interest differentials as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


adjustments to interest expense in the period they occur. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to, or receivable from, counter-parties is included in other liabilities or assets. The fair value of the swap agreements is not recognized in the financial statements. If, in the future, an interest rate swap agreement were terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the debt instrument which was hedged. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment.

The interest rate swap agreements changed floating interest rate expense on amounts outstanding under the 1997 Credit Agreement. Under one interest rate swap agreement, the Company has fixed $50.0 million of its floating rate debt through February 7, 2003. The effective rate at December 31, 1997 was 6.205%, equal to a fixed rate of 5.705% plus the margin of .50% the Company presently pays over LIBOR. Under another interest rate swap agreement, the Company has fixed $20.0 million of its floating rate debt through February 7, 2001 at a fixed rate of 5.51% plus the margin the Company pays over LIBOR (.50% at December 31, 1997) for a total effective rate of 6.01%.

The Company is exposed to credit losses in the event of non-performance by counter-parties on interest rate swap agreements. The Company does not believe there is a significant risk of non-performance by any of the counter-parties to these instruments and the Company monitors the financial stability of such parties on a periodic basis.

CONVERTIBLE NOTE: In connection with a 1993 acquisition, the Company issued a $4 million face value zero coupon convertible subordinated note (the "Convertible Note") maturing June 1, 1998 and convertible, at the holder's option, into 100,000 shares of Class A Common Stock.

SENIOR NOTES: The Company has outstanding various unsecured notes payable to institutional investors (collectively the "Senior Notes") as follows (in thousands):
-------------------------------------------------------------------------------

                                               DECEMBER 31
                                              1997      1996
                                            --------  --------
10.53% Senior Notes, due 2005.............. $ 54,545  $ 61,364
7.90% Senior Notes, due 2002...............   17,857    21,428
7.52% Senior Notes, due 2003...............   21,429    25,000
                                            --------  --------
                                              93,831   107,792
Less current maturities....................  (13,961)  (13,961)
                                            --------  --------
                                            $ 79,870  $ 93,831
                                            ========  ========

-------------------------------------------------------------------------------
The 7.52% Senior Notes provide for annual principal payments of $3.6 million which began March 1, 1997 and will continue through maturity. The 7.90% Senior Notes provide for annual principal payments of $3.6 million through maturity. The 10.53% Senior Notes provide for annual principal payments of $6.8 million through maturity. Loan fees of approximately $.9 million applicable to the 10.53% Senior Notes were capitalized and are being amortized over the life of the 10.53% Senior Notes.

The agreements pursuant to which each of the above Senior Notes were issued contain certain restrictive provisions which, among other things, limit additional indebtedness of the Company and require minimum levels of net worth and cash flows.

On December 31, 1997, the Company had approximately $45.6 million of unrestricted retained earnings available for dividends under its most restrictive debt agreement.

Interest paid and interest capitalized were as follows (in thousands):

--------------------------------------------------------------------------------

                                    INTEREST         INTEREST
YEAR ENDED DECEMBER 31                PAID          CAPITALIZED
----------------------              --------        -----------
         1997....................   $24,856           $2,914
         1996....................    21,055            1,115
         1995....................    15,995              794

-------------------------------------------------------------------------------
Aggregate principal payments on all indebtedness as of December 31, 1997 are as follows (in thousands):
-------------------------------------------------------------------------------

                         LONG-TERM
                            DEBT   SENIOR NOTES   TOTAL
                         --------- ------------   -----
1998....................  $  4,113    $13,961   $ 18,074
1999....................       272     13,961     14,233
2000....................       286     13,961     14,247
2001....................       303     13,961     14,264
2002 and thereafter.....   221,381     37,987    259,368
                          --------    -------   --------
                          $226,355    $93,831   $320,186
                          ========    =======   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE E-LEASES

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

Property and equipment includes the following amounts related to capital lease assets (in thousands):
-------------------------------------------------------------------------------


                                              DECEMBER 31
                                           1997           1996
                                         --------        -------
Buildings and improvements ........      $ 43,443        $32,655
Equipment .........................         2,877          2,877
                                         --------        -------
                                           46,320         35,532

Less accumulated amortization .....       (10,963)        (9,141)
                                         --------        -------
                                         $ 35,357        $26,391
                                         ========        =======

-------------------------------------------------------------------------------
Future minimum payments, by year and in the aggregate, under capital leases and non-cancelable operating leases with terms over one year as of December 31, 1997 are as follows (in thousands):
-------------------------------------------------------------------------------

                                   OPERATING    CAPITAL
                                    LEASES      LEASES
                                    ------      ------
1998............................   $ 47,417    $ 5,927
1999............................     45,608      5,818
2000............................     43,099      5,675
2001............................     40,310      5,637
2002............................     37,542      5,724
Thereafter......................    255,871     81,018
                                   --------   --------
Total minimum lease payments ...   $469,847    109,799
                                   ========
Less amounts representing interest ........    (69,246)
                                              --------
Present value of future
   minimum lease payments .................     40,553
Less current maturities ...................     (1,003)
                                              --------
                                              $ 39,550
                                              ========

-------------------------------------------------------------------------------
Rent expense was approximately $57.6 million, $54.8 million and $45.6 million for 1997, 1996 and 1995, respectively.
-------------------------------------------------------------------------------

NOTE F-STOCK OPTION PLAN

The Company has a stock option plan covering 700,000 shares of Class A Common Stock. Key employees were granted options at terms (purchase price, expiration date and vesting schedule) established at the date of grant by a committee of the Company's Board of Directors. Options granted through December 31, 1997, have been at a price which approximated fair market value on the date of the grant. No shares are available for grant under this plan at December 31, 1997.

Changes in outstanding stock options were as follows (in thousands):
-------------------------------------------------------------------------------


                                                              EXERCISE PRICE PER SHARE
                                                        --------------------------------------
                                                        $6.00-
                                                         8.50      $9.00     $18.00      TOTAL
                                                        -----      -----     ------      -----
Stock options outstanding at December 31, 1994 ...       101         21        143        265
    Exercised ....................................        (7)       -0-        -0-         (7)
                                                         ---         --        ---        ---
Stock options outstanding at December 31, 1995 ...        94         21        143        258
    Exercised ....................................       (14)       -0-        -0-        (14)
    Forfeited ....................................        (1)        (1)        (8)       (10)
                                                         ---         --        ---        ---
Stock options outstanding at December 31, 1996 ...        79         20        135        234
    Exercised ....................................        (6)       -0-        (25)       (31)
                                                         ---         --        ---        ---
Stock options outstanding at December 31, 1997 ...        73         20        110        203
                                                         ===         ==        ===        ===

NOTES TO CONSOLDIATED FINANCIAL STATEMENTS


At December 31, 1997, all the above options were exercisable.

In January 1998, the Board of Directors approved a new stock option plan (the "1998 Plan") covering 750,000 shares of Class A Common Stock and granted non-qualified stock options for 335,000 shares of Class A Common Stock at a price which approximated fair market value on the date of the grant. The 1998 Plan will be submitted for shareholder approval at the May 1998 shareholders' meeting.

--------------------------------------------------------------------------------
NOTE G-SHAREHOLDERS' EQUITY

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

The Company has shares of Class A Common Stock reserved for future issuance as follows (in thousands):

--------------------------------------------------------------------------------

                                                      DECEMBER 31
                                                    1997       1996
                                                   -----      -----
Stock option plan ...........................        203        405
Convertible Note ............................        100        100
Conversion rights of Class B Common Stock ...      1,421      1,421
                                                   -----      -----
                                                   1,724      1,926
                                                   =====      =====

--------------------------------------------------------------------------------

NOTE H-INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse.

The provision for income tax expense (benefit) is summarized as follows (in thousands):

--------------------------------------------------------------------------------

                                     YEARS ENDED DECEMBER 31
                                 1997         1996           1995
                               -------      --------        ------
Current:
    Federal .............      $ 4,037      $  8,492        $6,255
    State ...............        1,318         1,850         1,462
Deferred ................        7,011       (14,811)          921
                               -------      --------        ------
                               $12,366      $ (4,469)       $8,638
                               =======      ========        ======

--------------------------------------------------------------------------------

Significant components of the Company's deferred tax liabilities (assets) are as follows (in thousands):

--------------------------------------------------------------------------------

                                                       DECEMBER 31
                                                   1997           1996
                                                 --------       --------
Financial statement bases of property
    and equipment over tax bases ..........      $ 12,091       $  3,744
Deferred rent .............................        (2,025)        (1,595)
Income taxes payable for prior years ......         1,943          2,504
Other .....................................           422           (131)
                                                 --------       --------
                                                 $ 12,431       $  4,522
                                                 ========       ========

--------------------------------------------------------------------------------

A reconciliation of income tax expense (benefit) at the federal income tax rate and income tax expense (benefit) as reflected in the consolidated financial statements follows (in thousands):
--------------------------------------------------------------------------------

                                                YEARS ENDED DECEMBER 31
                                               1997        1996      1995
                                              -------    -------    ------
Income tax expense (benefit)
    at statutory rates .................      $11,393    $(4,111)   $7,604
State income taxes,
    net of federal tax benefit .........        1,375       (501)    1,071
Amortization of excess of
    purchase price over net
    assets of business acquired ........          106         79        79
Other items, net .......................         (508)        64      (116)
                                              -------    -------    ------
                                              $12,366    $(4,469)   $8,638
                                              =======    =======    ======

--------------------------------------------------------------------------------


Income taxes paid in 1997, 1996 and 1995 were approximately $8.1 million, $9.2 million and $3.7 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE I - COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements of the Company. The Company has commitments at December 31, 1997 totaling approximately $40 million to build new theatres or to expand existing theatres. The Company plans to fund the expenditures for such capital improvements by (i) draws under its revolving credit facility (see Note D) or
(ii) executing leases under a $75 million operating lease facility which was available at December 31, 1997 or (iii) cash flows from operations.

NOTE J - FINANCIAL INSTRUMENTS

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

SHORT-TERM INVESTMENTS: The Company's short-term investments consist of U.S. Treasury Notes with maturities of less than one year. The carrying value approximates market at December 31, 1997 and 1996. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE: The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximated their fair value.

LONG-TERM DEBT: The carrying amounts of the Company's long-term debt borrowings approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

SENIOR NOTES: The cumulative fair value of the Company's Senior Notes at December 31, 1997 is estimated to be approximately $101.2 million. This estimate is based on a discounted cash flow analysis using the Company's current incremental borrowing rates for similar types of agreements. The Company does not anticipate settlement of this debt at fair value and currently intends to hold the Senior Notes through maturity.

INTEREST RATE SWAP AGREEMENTS: The unrealized gain for the interest rate swap agreements was approximately $.8 million at December 31, 1997 based on evaluations made by the counter-parties to the interest rate swap agreements. The Company does not anticipate realization of this gain as the Company intends to hold the interest rate swap agreements to maturity.

NOTE K - QUARTERLY RESULTS (UNAUDITED)
(In thousands, except for per share data)

------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997                           1ST QUARTER     2ND QUARTER    3RD QUARTER    4TH QUARTER       TOTALS
                                                       -----------     -----------    -----------    -----------     ---------
     TOTAL REVENUES ..............................      $ 108,457       $ 110,074      $ 128,736      $ 111,331      $ 458,598
     OPERATING INCOME ............................         11,631          14,989         19,420          9,654         55,694
     NET INCOME ..................................          3,965           5,941          8,228          2,052         20,186
     BASIC INCOME PER COMMON SHARE ...............            .35             .53            .73            .18           1.79
     DILUTED INCOME PER COMMON SHARE .............            .35             .53            .72            .18           1.78

Year Ended December 31, 1996

     Total revenues ..............................      $  92,156       $ 104,698      $ 121,108      $ 108,764      $ 426,726
     Operating income ............................        (36,864)         13,039         20,290         12,078          8,543
     Net income (loss) ...........................        (25,915)          4,899          9,565          4,174         (7,277)
     Basic income (loss) per common share ........          (2.30)            .44            .86            .37           (.65)
     Diluted income (loss) per common share ......          (2.30)            .43            .85            .37           (.65)
------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per common share calculations for each of the above quarters is based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily equal the net income (loss) per common share amount for the year.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Carmike Cinemas, Inc.

We have audited the accompanying consolidated balance sheets of Carmike Cinemas, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carmike Cinemas, Inc. and subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note B to the financial statements, in 1996 the Company changed its method of accounting for long-lived assets.




                                             /S/ ERNST & YOUNG LLP





Columbus, Georgia
February 2, 1998

SELECTED FINANCIAL AND OPERATING DATA


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the financial information included herein and the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 Form 10-K") as filed with the Securities and Exchange Commission (the "SEC"). Except for the historical information contained herein, the following discussion contains forward-looking statements that involve a number of risks and uncertainties. Factors which could cause the Company's actual results in future periods to differ materially include, but are not limited to, the availability of suitable motion pictures for exhibition in the Company's markets, the availability of opportunities for expansion, the effect of recent and proposed consolidations in the movie exhibition industry and competition with other forms of entertainment, as well as other factors discussed or identified from time to time in the Company's filings with the SEC, including, but not limited to, the Company's 1997 Form 10-K.

RESULTS OF OPERATIONS

Comparison of Years ended December 31, 1997 and December 31, 1996

Total revenues for the year ended December 31, 1997 increased 7.5% to $458.6 million from $426.7 million. This increase consists of a $22.6 million increase in admissions and a $9.3 million increase in concessions and other. Overall attendance increased 1.5% due to the additional screens in operation acquired in 1997 and 1996 (see Note C of Notes to Consolidated Financial Statements). Attendance on a same screen comparison declined 5.0% during the year ended December 31, 1997 compared to the year ended December 31, 1996. Revenue per average screen was $173,449 for 1997 compared to $172,345 for 1996. Average admission prices increased 6.0% to $4.24 from $4.00 and the average concession sales per person increased 3.7% to $1.68 from $1.62. Also included in concessions and other were a higher level of gains on sales of assets and additional income from the Company's new family entertainment center, The Hollywood Connection(R). Cost of theatre operations (film exhibition costs, concession costs and other theatre operating costs) increased 7.3% to $363.1 million from $338.4 million due to the increased number of screens in operation and the increase in attendance. As a percentage of revenues, cost of theatre operations decreased from 79.3% to 79.2%.

General and administrative costs increased 6.6% to $6.4 million from $6.0 million reflecting additional general and administrative costs incurred in connection with the additional screens added in 1996 and 1997. As a percentage of total revenues, general and administrative costs remained the same at 1.4%.

Depreciation and amortization increased 17.7% to $33.4 million from $28.4 million as a result of the increased screens in operation. This amount has also been reduced from the impact of adopting Statement No. 121 (see Note B of Notes to Consolidated Financial Statements).

Interest expense increased 14.1% to $23.1 million from $20.3 in 1996. This increase reflects a higher average amount of debt outstanding for 1997. The increase in the Company's debt during 1997 resulted from capital expenditures incurred in connection with theatre acquisitions and expansions. The Company's average cost of debt in 1997 declined to 7.4% from 8.1% in 1996.

Comparison of Years Ended December 31, 1996 and December 31, 1995

Total revenues for the year ended December 31, 1996 increased 17.0% to $426.7 million from $364.7 million. This increase consists of a $42.9 million increase in admissions and a $19.0 million increase in concessions and other. Overall attendance increased 15.1% due to the additional screens in operation which were acquired in 1995 and 1996 (see Note C of Notes to Consolidated Financial Statements). Attendance on a same screen comparison was basically the same for 1996 as 1995. Average admission prices increased 2.3% to $4.00 from $3.91 and average concession sales per person increased 2.5% from $1.58 to $1.62.

Cost of theatre operations (film exhibition costs, concession costs and other theatre operating costs) increased 15.0% to $338.4 million from $294.2 million due to the increased number of screens in operation and the

SELECTED FINANCIAL AND OPERATING DATA


increase in attendance. As a percentage of revenues, cost of theatre operations decreased from 80.7% of total revenues to 79.3%. This percentage decrease is due primarily to a lower level of salaries at the Company.

General and administrative costs increased 8.7% from $5.5 million in 1995 to $6.0 million in 1996 reflecting additional general and administrative costs incurred to properly integrate the new screens acquired in 1995 and 1996. As a percentage of total revenues, general and administrative costs decreased from 1.5% to 1.4%.

Depreciation and amortization increased 4.4% to $28.4 million as a result of the increased screens in operation which were acquired in 1995 and 1996 (see Note C of Notes to Consolidated Financial Statements) combined with the additional screens added through internal construction. This amount has also been reduced from the impact of adopting Statement No. 121 (see Note B of Notes to Consolidated Financial Statements). As a percentage of total revenues, depreciation and amortization decreased from 7.5% of total revenues to 6.7% of total revenues.

Interest expense increased 26.6% to $20.3 million from $16.0 million in 1995. This increase reflects a higher average amount of debt outstanding for 1996.

The Company adopted Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," as of January 1, 1996 (see Note B of Notes to Consolidated Financial Statements). The initial non-cash charge upon the Company's adoption of Statement No. 121 was approximately $45.4 million ($28.2 million after tax, or $2.52 per diluted share) to reduce the carrying value of 138 theatres, constituting approximately 26% of the Company's theatres. This charge resulted from the evaluation of asset impairment on an individual theatre level rather than on a market level, which had been the Company's previous accounting policy for evaluating and measuring impairment. As noted above, the write-down of assets under Statement No. 121 resulted in a reduction in depreciation and amortization expense in the year ended December 31, 1996.

The Company grouped its theatres into corporations in 1995 to achieve business and tax efficiencies. As a result of these changes, management costs are more appropriately allocated among the operations and the Company's effective tax rate declined from approximately 40% to approximately 38%.

SEASONALITY AND INFLATION

The major film distributors generally release those films which they anticipate to be the most successful during the summer and holiday seasons. Consequently, the Company has historically generated higher revenues during such periods.

The Company's financial statements are prepared on a historical cost basis under generally accepted accounting principles. The Company adjusts its prices periodically and will continue to do so as competitive conditions permit. In general, management believes that inflation has not had a significant impact on the operations of the Company in any of the periods discussed above.

LIQUIDITY AND CAPITAL RESOURCES

The Company's revenues are collected in cash, principally through box office admissions and theatre concessions. Because its revenues are received in cash prior to the payment of related expenses, the Company has an operating "float" which partially finances its operations.

Cash from operating activities was $63.1 million for the year ended December 31, 1997, compared to $54.4 million for the year ended December 31, 1996. The increase in cash flow from operating activities was primarily due to income, before non-cash charges. Net cash used in investing activities was $135.6 million in the year ended December 31, 1997, as compared to $98.2 million in the prior year. The increase in cash used in investing activities was primarily due to an increase in purchases of property and equipment. For the years ended December 31, 1997 and 1996, cash provided by financing activities was $83.5 million and $38.0 million, respectively, primarily from additional borrowings under the Company's revolving credit facility.

On October 17, 1997, the Company entered into a credit agreement (the "1997 Credit Agreement") with a consortium of twelve banks to provide a revolving line of credit of up to $275 million for working capital,

SELECTED FINANCIAL AND OPERATING DATA


acquisitions and other general corporate purposes. The 1997 Credit Agreement is available for a five year period. The Company has the option to borrow at interest rates based on either the bank base rate or LIBOR plus .50% (effective rate of 6.205% at December 31, 1997) and is required to pay annual facility fees of .225% on the full amount of the facility. The interest rate and facility fees are subject to adjustment based upon the Company's ratio of defined funded debt to defined cash flows. The 1997 Credit Agreement contains certain restrictive provisions which, among other things, limit additional indebtedness of the Company, limit the payment of dividends and other defined restricted payments, require that certain debt to capitalization ratios be maintained and require minimum levels of cash flows.

The Company's capital expenditures arise principally in connection with theatre acquisitions, renovation and expansion of existing theatres and the development of new theatres. During 1997, capital expenditures, capital leases and acquisitions totaled approximately $154.5 million. The Company estimates that total capital expenditures for 1998 will aggregate approximately $150 million.

The Company believes that its capital needs for theatre construction and possible acquisitions should be satisfied by internally generated cash flow, cash and cash equivalents and short-term investments on hand, borrowings under the 1997 Credit Agreement (see Note D of Notes to Consolidated Fiinancial Statements), additional sale of debt and/or equity securities, additional bank financing and other forms of long-term debt and, where appropriate, future lease financings. At March 18, 1998, the Company had approximately $10.9 million in cash and short-term investments on hand and approximately $46.5 million was available under the Company's revolving credit facility.

YEAR 2000

The Year 2000 issue refers generally to the data structure problem that will prevent systems from properly recognizing dates after the year 1999. For example, computer programs and various types of electronic equipment that process date information by reference to two digits rather than four to define the applicable year may recognize a date using "00" as the year 1900 rather than the year 2000. The Year 2000 problem may occur in computer software programs, computer hardware systems and any device that relies on a computer chip if that chip relies on date information. Even if the systems that process date-sensitive data are Year 2000 compliant, a Year 2000 problem may exist to the extent that the data that such systems process is not. The Year 2000 problem could result in system failures or miscalculations causing disruptions of operations.

The Company has initiated an internal review of its systems to ensure that Year 2000 issues do not have a material adverse effect on the Company's core business operations or transactions with customers, suppliers and financial institutions. Based on this review, which was substantially completed at December 31, 1997, the Company has determined that it will need to modify or replace portions of its IQ-Zero software so that it will properly generate reports and manage certain operations properly after December 31, 1999. In connection with its review, the Company will also discuss the Year 2000 issues with its significant suppliers and financial institutions to ensure that their systems are fully Year 2000 compliant relative to how their systems interface with the Company's systems or otherwise impact the Company's operations. The Company will evaluate alternatives should such suppliers and financial institutions fail to remediate their Year 2000 problems. The Company believes that its review is adequate to address its Year 2000 concerns and that the cost of its Year 2000 initiatives has not had, and are not expected to have, a material adverse effect on the Company's operating results or financial condition. However, there can be no assurance that the Company's systems nor the systems of other companies with whom the Company conducts business will be Year 2000 compliant prior to December 31, 1999 or that the failure of any such system will not have a material adverse effect on the Company's business, operating results and financial condition.

SELECTED FINANCIAL AND OPERATING DATA


(in thousands except for per share and operating data)

                                                                        YEAR ENDED DECEMBER 31
                                                        1997(1)    1996(1)      1995(1)     1994      1993(2)
                                                       --------   ---------    --------   --------   --------
INCOME STATEMENT DATA:
         Revenues:
                  Admissions .......................   $319,235   $ 296,629    $253,691   $232,134   $167,294
                  Concessions and other ............    139,363     130,097     111,058     95,485     74,504
                                                       --------   ---------    --------   --------   --------
                           TOTAL REVENUES ..........    458,598     426,726     362,749    327,619    241,798
Costs and expenses:
         File exhibition costs .....................    169,672     156,968     135,654    123,610     90,874
         Concession costs ..........................     18,334      17,252      14,959     12,241      9,406
         Other theatre operating costs .............    175,103     164,149     143,682    118,905     86,498
         General and administrative.................      6,352       5,959       5,482      5,092      4,710
         Depreciation and amortization .............     33,443      28,408      27,216     22,544     16,255
         Impairment of long-lived assets ...........        -0-      45,447         -0-        -0-        -0-
                                                       --------   ---------    --------   --------   --------
                                                        402,904     418,183     326,993    282,392    207,743
                                                       --------   ---------    --------   --------   --------
                           OPERATING INCOME ........     55,694       8,543      37,756     45,227     34,055
         Interest expense ..........................     23,142      20,289      16,031     17,028     14,282
                                                       --------   ---------    --------   --------   --------
         INCOME (LOSS) BEFORE INCOME TAXES .........     32,552     (11,746)     21,725     28,199     19,773
         Income tax expense (benefit) ..............     12,366      (4,469)      8,638     11,246      7,912
                                                       --------   ---------    --------   --------   --------
                           NET INCOME (LOSS) .......   $ 20,186   $  (7,277)   $ 13,087   $ 16,953   $ 11,861
                                                       ========   =========    ========   ========   ========
         Weighted average common shares outstanding:
                  Basic ............................     11,277      11,174      11,161      8,312      7,756
                                                       ========   =========    ========   ========   ========
                  Diluted ..........................     11,366      11,174      11,260      8,477      7,917
                                                       ========   =========    ========   ========   ========
         Earnings (loss) per common share:
                  Basic ............................   $   1.79   $    (.65)   $   1.17   $   2.04   $   1.53
                                                       ========   =========    ========   ========   ========
                  Diluted ..........................   $   1.78   $    (.65)   $   1.16   $   2.00   $   1.50
                                                       ========   =========    ========   ========   ========
OPERATING DATA:
         Theatres (at end of period) ...............        520         519         519        445        409
         Screens (as end of period) ................      2,720       2,518       2,383      1,942      1,701
         Average screens per theatre ...............        5.2         4.9         4.6        4.4        4.2
         Total attendance (thousands) ..............     75,336      74,213      64,496     59,660     45,493

BALANCE SHEET DATA (AT END OF YEAR):
         Cash and cash equivalents .................   $ 16,545   $   5,569    $ 11,345   $ 17,872   $ 10.649
         Total assets ..............................    619,997     489,383     478,012    377,598    327,024
         Total long-term debt(3) ...................    341,662     253,233     218,305    143,973    180,636
         Shareholders' equity ......................    202,872     177,930     185,094    171,956     93,856

(1) See Note C of Notes to Consolidated Financial Statements with respect to acquisitions.

(2) Excludes $390,000 cumulative effect of change in accounting for income taxes.

(3) Less current maturities. Includes senior notes, capital lease obligations and convertible subordinated debt (see Notes D, E and F of Notes to Consolidated Financial Statements).


                          [CARMIKE CINEMAS, INC. LOGO]

GENERAL INFORMATION

Carmike Cinemas, Inc. is the largest motion picture exhibitor in the United States, operating 520 theatres with an aggregate of 2,720 screens in markets located primarily in the Southeast, the Northeast, the Midwest and the West. During 1997, the Company opened 14 new theatres (156 screens), added 30 screens to existing complexes and purchased nineteen multiplex theatres with a total of 104 screens.

STOCK TRADING INFORMATION

Carmike Cinemas, Inc. Class A Common Stock trades on the New York Stock Exchange under the symbol "CKE." The following table sets forth for the periods indicated the high and low sales prices of a share of Class A Common Stock as reported by the New York Stock Exchange.

                              1997              1996
        Quarter Ended     High     Low       High    Low
        March           $29.0    $23 1/8   $23 7/8  $20 1/4
        June            $35 1/8  $28 1/2   $32 1/2  $22 7/8
        September       $32 3/4  $27 3/16  $27.0    $22 1/8
        December        $33 3/8  $28 3/16  $27 1/8  $22 3/8

The Company has declared no dividends and intends to employ future earnings in the expansion of its business. (See Notes D and E of Notes to Consolidated Financial Statements with respect to restrictions on dividends.)

On Month 6, 1998, the Class A Common Stock was held of record by 2,711 shareholders. The Company believes that number substantially understates the beneficial holders of its Class A Common Stock. As of the same date, the Class B Common Stock was held of record by nine shareholders. There is no public trading market for the Class B Common Stock of the Company.